Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The Coffee Class Corporation
9620 Las Vegas Blvd S STE E4 # 591
Las Vegas, NV 89123-6508
https://thecoffeeclass.com/

Up to $617,991.96 in Common Stock at $3.54
Minimum Target Amount: $19,997.46

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: The Coffee Class Corporation
Address: 9620 Las Vegas Blvd S STE E4 # 591, Las Vegas, NV 89123-6508
State of Incorporation: NV
Date Incorporated: August 18, 2022

Terms:

Equity

Offering Minimum: $19,997.46 | 5,649 shares of Common Stock
Offering Maximum: $617,991.96 | 174,574 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.54
Minimum Investment Amount (per investor): $346.92

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses[1]

Loyalty Bonus

Investors who participated in one of the Company's prior StartEngine offerings will receive 10% bonus shares.

Time Based

Invest $1,000+ within the first 14 days and receive 5% bonus shares.

Invest $5,000+ within the first 14 days and receive 10% bonus shares.

Invest $10,000+ within the first 14 days and receive 15% bonus shares.

Invest $20,000+ within the first 14 days and receive 20% bonus shares.

Amount Based

Invest $350+: Investor Pioneer status in The Coffee Class and Almond & Oat apps with double rewards points for one year.

Tier 1: Invest $1,000+: All perks in the prior tier, plus: Merch Bundle[2] + a complimentary Cocktail Experience for you and a guest at Terminal 4 Bar (value up to $100)[3].

Tier 2: Invest $2,500+: All Tier 1 perks, plus: Investor Ambassador Gold Card status (10% off at all The Coffee Class, Almond & Oat and Horizon Shine Coffee Co. locations for one year)[9] + optional Investor Wall listing at the next The Coffee Class location[4].

Tier 3: Invest $5,000+: All Tier 2 perks, plus: Investor Ambassador Gold Card status with a second card for a guest (two cards at 10% off for one year) + Terminal 4 Investor Card (10% off at Terminal 4 Bar for one year)[9] + Cocktail Experience upgraded to up to 4 people (value up to $250).

Tier 4: Invest $10,000+: All Tier 3 perks, plus: status upgraded to Ambassador Circle Platinum (two cards at 15% off for one year) + Signature Merch Bundle[2] + Cocktail Experience upgraded to a table for up to 6 people (value up to $500).

Tier 5: Invest $25,000+: All Tier 4 perks, plus: status upgraded to Ambassador Circle Titanium (four cards at 15% off for two

years) + Terminal 4 Investor Card upgraded to 20% off for one year + Cocktail Experience upgraded to a table for up to 8 people (value up to $750) + 10% bonus shares.

Tier 6: Invest $50,000+: All Tier 5 perks, plus: status upgraded to Founder's Circle (four cards at 20% off for two years) + Reserve Merch Bundle[2] + your choice of a private Terminal 4 evening for up to 40 guests (value up to $6,000)[5] or a private Rooftop Sunset Event at The Coffee Class Water Street for up to 60 guests (value up to $6,000)[6] + 15% bonus shares.

Tier 7: Invest $100,000+: All Tier 6 perks, plus: choose a 2nd of private Terminal 4 evening or the private Rooftop Sunset Event + a catering credit of up to $2,500[7] + invitations to Shareholder Cocktail Events at Terminal 4, including one-on-one time with CEO Kyle Cunningham at each event[8] + 20% bonus shares.

The 10% StartEngine Venture Club Bonus

The Coffee Class Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.54 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $354. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

How Bonuses Combine

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus. Investors who are not eligible for the Venture Club Bonus and who qualify for the Loyalty Bonus will receive the Loyalty Bonus. Total bonus shares from all sources are capped at 30% of the shares purchased. If the bonuses you qualify for add up to more than 30%, you will receive 30%.

Footnotes

[1]In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. All perks have no cash value, are non-transferable, and expire as stated. All perk obligations expire no later than two years after the offering's completion. In the event of a merger, acquisition, or sale of the Company or its assets, the Company may substitute perks of comparable value or end unredeemed perks.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Investors are responsible for all travel, lodging, and other related expenses associated with redeeming these perks, unless otherwise expressly stated by the Company.

[2]The Merch Bundle includes a branded glass or mug, a t-shirt, and a hat. The Signature Merch Bundle adds a hoodie and a bag of The Coffee Class coffee. The Reserve Merch Bundle adds a set of Terminal 4 cocktail glasses to the Signature Merch Bundle. Merch items and designs are selected by the Company and may vary by availability.

[3]Terminal 4 Cocktail Experiences are redeemable once, by reservation, during regular service hours within one year of the offering's completion. The stated value applies to food and beverages; gratuity is not included. Guests must be 21 or older.

[4]Investor Wall listings are optional and will be displayed for at least one year at the Company's discretion.

[5]The private Terminal 4 evening has a value of up to $6,000, applied to food and beverages; gratuity is not included. It is available Sunday through Thursday evenings, subject to availability, and is scheduled by mutual agreement with the Company within two years of the offering's completion. Guests must be 21 or older.

[6]The private Rooftop Sunset Event at The Coffee Class Water Street, 37 S Water St, Henderson, NV, is ideal for birthday parties, graduation celebrations, anniversaries, team gatherings, and other special occasions. It has a value of up to $6,000,

applied to food and beverages; gratuity is not included. It is available Sunday through Thursday evenings, subject to availability and weather, and is scheduled by mutual agreement with the Company within two years of the offering's completion. Guests must be 21 or older if alcohol is served.

[7]The catering credit of up to $2,500 is redeemable for The Coffee Class catering orders within two years of the offering's completion, subject to scheduling and availability.

[8]Shareholder Cocktail Events are hosted at Terminal 4 from time to time at the Company's discretion. Invitations are extended to Tier 7 investors for events held within two years of the offering's completion. Guests must be 21 or older. Conversations at these events are limited to information the Company has made available to all investors and do not include material nonpublic information.

[9]Investor status cards are digital cards issued through The Coffee Class and Almond & Oat mobile apps. Each investor holds one status level: Investor Ambassador Gold, Ambassador Circle Platinum, Ambassador Circle Titanium or Founder's Circle. Each higher level replaces the level below it, and status levels do not combine. Where a level includes more than one card, the investor receives one card, and the additional cards are issued to guests designated by the investor. The Terminal 4 Investor Card is a separate digital card for Terminal 4 Bar. Card terms begin when the cards are activated following the offering's completion and end no later than two years after the offering's completion.

The Company and its Business

Company Overview

Overview

The Coffee Class is a Las Vegas-born hospitality group made up of four distinct concepts: The Coffee Class, Almond & Oat, Horizon Shine Coffee Co., and Terminal 4 Bar.

Founded in 2019, The Coffee Class began with a vision to pair exceptional specialty coffee with chef-driven food and scratch-made pastries in an elevated, fast-casual café environment.

Almond & Oat expanded the group's specialty coffee offering with its own identity, centered around premium lattes, delicious small bites, and thoughtfully curated café favorites in a quick-paced environment. At Almond & Oat, we serve only almond and oat milk, as part of our commitment to a dairy-free concept. We have our first drive-thru location in this brand.

Horizon Shine Coffee Co. brings that same commitment to quality and hospitality to Henderson, serving handcrafted lattes, fresh pastries, and a delicious line of croissant sandwiches in a welcoming neighborhood café.

Terminal 4 Bar expands the group into a different side of hospitality, offering globally inspired cocktails, modern mixology, small bites, and a setting designed for evenings, gatherings, and private events.

Together, our four concepts represent a growing hospitality group built around thoughtful food and beverage, distinctive spaces, genuine hospitality, and experiences that keep guests coming back.

Corporate Structure

The Coffee Class Corporation was formed in 2022 and serves as the parent company for a growing hospitality group operating under The Coffee Class, Almond & Oat, Horizon Shine Coffee Co., and Terminal 4 Bar brands. The Coffee Class Corporation owns 100% of each of the following subsidiaries:

The Coffee Class Eastern - The Coffee Class LLC (formed October 22, 2018) – Eastern - 8878 S Eastern Ave #102, Las Vegas, NV 89123

Horizon Shine Coffee Co. - TCC Horizon LLC (formed July 2022) – Horizon, formerly The Coffee Class Horizon - 709 E Horizon Dr #100, Henderson, NV 89015

Almond & Oat St. Rose - TCC St. Rose LLC (formed October 26, 2022) – Almond & Oat Coffee Bar - 10445 Spencer St #110, Las Vegas, NV 89183

The Coffee Class Village Square - TCC Sahara LLC (formed July 19, 2024) – Village Square - 9580 W Sahara Ave #101, Las Vegas, NV 89117

Almond & Oat S. Jones - A&O II LLC (formed July 14, 2025) – Almond & Oat Coffee Bar S. Jones - 6555 S Jones Blvd #100, Las Vegas, NV 89118

The Coffee Class Water Street - TCC Water St LLC (formed October 1, 2025) – Water Street, including Terminal 4 Bar - 37 S Water St #100, Henderson, NV 89015

Almond & Oat 18b - A&O III LLC (formed March 3, 2026) – Almond & Oat 18b - 1300 S Casino Center Blvd #110, Las Vegas,

NV 89104

The Coffee Class Centennial Hills - TCC Centennial Hills LLC (formed April 23, 2026) – Centennial Hills - 6591 N Durango Dr, Las Vegas, NV 89149

The Coffee Class Arts District - TCC Arts District LLC (formed May 29, 2026) – Arts District - 260 E California Ave, Las Vegas, NV 89104

Competitors and Industry

Competitors

We compete mainly with other boutique coffee shop cafes in the area. Mainly small operators such as Craft Kitchen, Le Cafe Du Lac, and Cafe Lola. We target the sophisticated and discerning cafe consumer looking for a quality product and willing to pay a premium for a quality experience.

Industry

Our industry is exciting because of the engagement each location creates with the target community it surrounds. Coffee is unlike a normal restaurant because it can be a daily (sometimes twice daily!) repeat customer base. The coffee business is the customer service industry. It's not about coffee so much as it is service. Once you provide the amazing service, the great coffee is what keeps them coming back.

Current Stage and Roadmap

Current Stage

The Coffee Class opened its Water St District location in April 2026. It has three stories and houses Terminal 4 Bar, a speakeasy-style mixology concept, on the second floor. Almond & Oat opened its flagship drive-thru location in December 2025 near UFC headquarters in the southwest Las Vegas Valley.

Future Roadmap

Our next cafe will be Almond & Oat 18b, which will take over the former Digit Coffee space at 1300 S Casino Center Boulevard in the Downtown Arts District, and is expected to open in October 2026. We also plan to open The Coffee Class Arts District soon, and The Coffee Class Centennial Hills, which is currently in permitting. At approximately 4,000 square feet of interior space plus 2,000 square feet of exterior space, and housing both The Coffee Class and Almond & Oat, Centennial Hills would be our largest location. These dates are estimates and may change, including as a result of construction or permitting delays.

The Team

Officers and Directors

Name: Kyle Cunningham

Kyle Cunningham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Director, Treasurer, Secretary, and President
  Dates of Service: August, 2022 - Present
  Responsibilities: Principal manager of the company and all subsidiary locations. Kyle receives $153,500 annual compensation. Mr. Cunningham has operated the business since 2018 through The Coffee Class LLC, which became a subsidiary of the Company upon its formation. The Company was formed as KBC Companies, LLC in October 2021 and converted to The Coffee Class Corporation in August 2022.

Other business experience in the past three years:

- Employer: RE/MAX Advantage
  Title: Licensed Real Estate Professional + Co-Owner
  Dates of Service: February, 2007 - January, 2023
  Responsibilities: Cunningham Group is a family owned real estate team in Henderson, NV. We focus on helping people achieve their real estate goals throughout the Las Vegas valley. In addition to helping countless sellers get the highest price possible for their homes, we also specialize in assisting first time homeowners to achieve their dreams of home ownership as well as offer a New Home Concierge program to assist clients of all stripes to achieve the dream of new construction. Cunningham Group proudly supports local charities by giving a portion of every commission to causes that help the youth in our community to overcome obstacles to their success. Kyle was a partner.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing operator in the food and beverage or hospitality industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $617,999.04 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Reliance on a single service or product
All of our current operations are in food and beverage hospitality, consisting of cafés and a cocktail bar. Our revenues are therefore dependent upon the market for this type of service.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the amount raised reflected on the campaign page.

We have a limited operating history and have never been profitable
The Company has a limited operating history as a consolidated group, having been formed in 2022, and has never been profitable. We generated revenue of $4,474,979 in fiscal year 2025 and $3,102,418 in fiscal year 2024, and recorded operating losses in both years. If you are investing in this company, it is because you believe The Coffee Class is a good idea, that our team can successfully operate and market additional locations, and that we can price our products so that the Company eventually becomes profitable. There is no assurance that we will ever be profitable.

We may not be able to protect our intellectual property
One of the Company's valuable assets is its intellectual property, which consists of a registered trademark, Internet domain

names, and trade secrets. The Company does not hold any patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have substantial indebtedness, including financing repaid from our daily sales

As most recently reported to us, our outstanding debt is approximately $1.39 million across eleven creditors, with interest rates ranging from 6.5% to 14.0% and maturities from 2029 through 2032. Several of these obligations are not conventional loans. Our financing with WebBank under the Toast Capital program is repaid through daily remittances of between 11.0% and 16.5% of our payment card receipts, and our merchant cash advance with Pipe Advance LLC is repaid through a daily collection of 15% of processed receivables. Both are secured by our receivables and business assets. Because these arrangements take a fixed percentage of sales before we pay other expenses, a decline in sales does not reduce the burden proportionally, and a sustained decline could leave us unable to meet payroll, rent, or supplier obligations.

We owe approximately $690,000 to our Chief Executive Officer and guarantee his related personal indebtedness

Kyle Cunningham, our Chief Executive Officer and majority stockholder, borrowed approximately $690,000 from Costarmos, LLC and advanced the proceeds to the Company, which recorded the amount as a loan payable to him bearing interest at 9% per annum and maturing February 1, 2032. In May 2024 the Company also entered into an unconditional guaranty of Mr. Cunningham's obligations to Costarmos, LLC. The underlying promissory notes were given by Mr. Cunningham individually and are secured by property he owns individually. Under the guaranty the Company makes the scheduled payments directly to the lender, totaling $120,000 in 2026 and rising to $144,000 per year from 2028 through 2031, in a year in which the Company recorded an operating loss of $585,849. The Company waived its rights of subrogation and reimbursement, so it has no right to recover from Mr. Cunningham any amounts it pays. These payments reduce cash available for operations and expansion, and the Company remains liable regardless of Mr. Cunningham's own financial condition.

We have sold future food and beverage credits at a substantial discount

Under an Amended & Restated Credit Purchase Agreement with inKind Cards Inc. and affiliated entities, most recently amended on May 14, 2026, we have sold approximately $830,000 of future food and beverage credits redeemable at our locations in exchange for approximately $415,000 in cash, and have committed to a further sale of $200,000 in credits for $100,000 subject to onboarding conditions. These credits are redeemable by holders for food and beverage at our locations at full face value. As those credits are redeemed we will incur the cost of goods sold, labor, and occupancy associated with serving those guests without receiving corresponding cash revenue, which will reduce our future cash flow and gross margin. The obligation extends to our current locations and may be extended to future locations at our election.

The Common Stock you are buying ranks behind our outstanding Class A Preferred Stock

We have 700,000 shares of Class A Preferred Stock outstanding. Each share of Class A Preferred Stock is entitled to one vote, has priority over the Common Stock with respect to dividends declared by our Board, and participates in liquidation on an as-converted basis. The Class A Preferred Stock does not carry a liquidation preference, and in a liquidation or sale of the Company assets are distributed pro rata among holders of Common Stock, Class B Common Stock, and Class A Preferred Stock, treating the Class A Preferred Stock as converted. However, no dividends may be declared or paid on the Common Stock unless the Preferred Dividend has first been paid in full for that period. Holders of Class A Preferred Stock also have the right to designate one member of the Company's Standing Committee, a right holders of Common Stock do not have.

Our Class A Preferred Stock converts into a greater number of shares, which will dilute your ownership

Each share of Class A Preferred Stock automatically converts into 1.2 shares of Class B Common Stock on July 1, 2028, unless converted earlier under our Articles of Incorporation. On conversion, our 700,000 outstanding Class A Preferred shares will become 840,000 shares of Class B Common Stock, each carrying one vote and participating pro rata in dividends and liquidation distributions. This conversion will increase our total outstanding shares by 140,000 shares beyond the as-converted figures used to calculate the price per share in this offering, and will reduce the percentage of the Company that each holder of Common Stock owns. The terms of the Class A Preferred Stock also cannot be waived, amended, modified or terminated without the prior written consent of each holder against whom the change would be enforced. Because the Class A Preferred Stock is held by a small number of holders, any one of them can block a change to those terms. This may make it more difficult or more expensive for the Company to complete a future financing, restructuring, or sale, including transactions that a majority of our stockholders support and that would benefit holders of the Common Stock offered here.

Our Class A Preferred Stock converts into a greater number of shares, which will dilute your ownership

Each share of Class A Preferred Stock automatically converts into 1.2 shares of Class B Common Stock on July 1, 2028, unless converted earlier under our Articles of Incorporation. On conversion, our 700,000 outstanding Class A Preferred shares will become 840,000 shares of Class B Common Stock, each carrying one vote and participating pro rata in dividends and liquidation distributions. This conversion will increase our total outstanding shares by 140,000 shares beyond the as-converted figures used to calculate the price per share in this offering, and will reduce the percentage of the Company that each holder of Common Stock owns. The terms of the Class A Preferred Stock also cannot be waived, amended, modified or terminated without the prior written consent of each holder against whom the change would be enforced. Because the Class A Preferred Stock is held by a small number of holders, any one of them can block a change to those terms. This may make it more difficult or more expensive for the Company to complete a future financing, restructuring, or sale, including

transactions that a majority of our stockholders support and that would benefit holders of the Common Stock offered here.

Our Class A Preferred Stock converts into a greater number of shares, which will dilute your ownership
Each share of Class A Preferred Stock automatically converts into 1.2 shares of Class B Common Stock on July 1, 2028, unless converted earlier under our Articles of Incorporation. On conversion, our 700,000 outstanding Class A Preferred shares will become 840,000 shares of Class B Common Stock, each carrying one vote and participating pro rata in dividends and liquidation distributions. This conversion will increase our total outstanding shares by 140,000 shares beyond the as-converted figures used to calculate the price per share in this offering, and will reduce the percentage of the Company that each holder of Common Stock owns. The terms of the Class A Preferred Stock also cannot be waived, amended, modified or terminated without the prior written consent of each holder against whom the change would be enforced. Because the Class A Preferred Stock is held by a small number of holders, any one of them can block a change to those terms. This may make it more difficult or more expensive for the Company to complete a future financing, restructuring, or sale, including transactions that a majority of our stockholders support and that would benefit holders of the Common Stock offered here.

Our CEO filed for personal bankruptcy in 2024 and was discharged in 2024.
Kyle Cunningham, our CEO and majority owner, filed for Chapter 7 personal bankruptcy in the United States Bankruptcy Court for the District of Nevada on April 17, 2024 (Case No. 24-11837-hlb), and received a standard discharge on July 22, 2024. The petition listed total liabilities of approximately $3.68 million against assets of approximately $649,000, characterized as primarily business debts. The discharged obligations included SBA Economic Injury Disaster Loans, Paycheck Protection Program loans, and merchant cash advance financing on which Mr. Cunningham had executed personal guarantees. Certain of these obligations were listed on the petition schedules under the names of predecessor operations, including a real estate business (Shawn Cunningham LLC) that became defunct and operations conducted under Mocha White Coffee House LLC, which our CEO has advised us was an earlier legal name of the Company's Eastern Avenue business before it was transitioned to The Coffee Class LLC. The bankruptcy also discharged Mr. Cunningham's personal guarantees on certain commercial leases held by affiliated entities, though the discharge of the personal guarantees did not discharge the underlying obligations of those entities. Investors should consider the following risks in connection with this history. Mr. Cunningham's prior business ventures were unable to satisfy their obligations and resulted in significant personal liability that was ultimately discharged in bankruptcy, and there is no guarantee that the Company will achieve different results. Under U.S. bankruptcy law, Mr. Cunningham would not be eligible for another Chapter 7 personal discharge until at least April 2032, but this limitation does not protect the Company or investors from business failure. The prior bankruptcy may also affect the Company's and its affiliated entities' ability to obtain favorable lease terms, financing, vendor credit, or other commercial arrangements, and counterparties may require additional security, higher deposits, or modified terms as a result, which could increase the Company's operating costs.

We have one officer and one director, and no separate finance function
Kyle Cunningham serves as our CEO, Treasurer, Secretary, and sole director, and is also our majority stockholder. We do not have a chief financial officer or an audit committee. Our Amended and Restated Articles of Incorporation require a Standing Committee of at least two members, currently consisting of our sole director and one member designated by the holders of Class A Preferred Stock, but we do not otherwise have independent directors or separation between our management and accounting functions. As a result, there is no independent review of management's decisions, related party transactions are approved by parties who may have an interest in them, and our internal controls over financial reporting are limited. Our business also depends substantially on Mr. Cunningham personally, and the loss of his services, or his inability to devote sufficient time to the Company, would materially harm our operations. We do not maintain key person life insurance on him.

xOur subsidiaries remain obligated on leases notwithstanding our CEO's personal bankruptcy discharge
Certain of our subsidiaries and affiliated entities were listed as co-debtors on commercial leases in our CEO's 2024 bankruptcy proceeding. His personal discharge released his individual guarantees but did not discharge the underlying obligations of those entities, which remain liable to their landlords. We operate five leased premises with terms maturing through 2031 and monthly payments ranging from $2,050 to $14,740, with escalation clauses, and have entered into leases for two additional locations that are not yet open. If we are unable to meet those obligations, or if a landlord asserts a claim against a subsidiary, we could lose a location, incur lease termination costs, or become subject to litigation, any of which would harm our results. We have guaranteed the obligations of our subsidiaries under certain leases The Coffee Class Corporation has executed an unconditional guaranty of all obligations of its subsidiary under the lease for our planned Centennial Hills location, including rent, common area expenses, and additional rent for the full lease term and any renewals. Under that guaranty, if the subsidiary tenant becomes insolvent and the lease is rejected in bankruptcy, the Company may be required to execute a new lease for the balance of the term as the named tenant. We may enter into similar guarantees for other locations. These obligations are direct liabilities of the Company rather than of the subsidiary alone, and if a location underperforms, the Company remains responsible for the full cost of the lease.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kyle Cunningham	2,500,000	Common Stock	60.9%

The Company's Securities

The Company has authorized Common Stock, Class B Common Stock, and Class A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 174,574 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 3,406,464 outstanding.

Voting Rights

Please see the voting rights of securities sold in this offering below, which contain a voting proxy. In general, Common Stock voting rights: Unless otherwise provided in the resolution providing for the issuance of stock adopted by the Board of Directors, each Stockholder of record and such Stockholder's duly authorized proxy or attorney-in-fact shall be entitled to one (1) vote for each share of stock standing registered in such Stockholder's name on the books of the Corporation on the record date. At all meetings of the Stockholders, the voting may be by voice vote; but any qualified voter may demand a stock vote, whereupon such stock vote shall be taken by ballot, each of which shall state the name of the Stockholder voting and the number of shares voted by such Stockholder and, if such ballot be cast by proxy, the ballot shall also state the name of such proxy; provided, however, that the mode of voting prescribed by statute for any particular case shall be in such case followed.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Class B Common Stock

The amount of security authorized is 840,000 with a total of 0 outstanding.

Voting Rights

Each share of Class B Common Stock is entitled to one vote per share.

Material Rights

No shares of Class B Common Stock are outstanding. Class B Common Stock will be issued only upon conversion of the Class A Preferred Stock. Except as described below, the Class B Common Stock has the same rights, powers, privileges and preferences as the Common Stock and ranks equally with the Common Stock in all respects, including dividends, distributions, voting and liquidation. Upon and after the conversion of all outstanding Class A Preferred Stock into Class B Common Stock, the holders of Class B Common Stock, voting as a separate class, are entitled to designate one member of the Company's Standing Committee.

Class A Preferred Stock

The amount of security authorized is 700,000 with a total of 700,000 outstanding.

Voting Rights

Each share of Class A Preferred Stock is entitled to one vote per share.

Material Rights

Dividends. If the Board declares a dividend in any fiscal quarter, holders of Class A Preferred Stock are entitled to receive a Preferred Dividend, allocated equally and ratably on a per share basis. No dividends may be declared or paid on the Common Stock or the Class B Common Stock unless and until the Preferred Dividend has been paid in full for that period. The Preferred Dividend terminates upon conversion of all outstanding Class A Preferred Stock into Class B Common Stock.

Liquidation. The Class A Preferred Stock does not carry a liquidation preference. In a liquidation, dissolution or winding up, assets available for distribution are distributed pro rata among holders of Common Stock, Class B Common Stock and Class A Preferred Stock, treating the Class A Preferred Stock as converted into Class B Common Stock.

Standing Committee. The Company is required to maintain a Standing Committee of the Board consisting of at least two members, at least one of whom must be a member of the Board. The holders of Class A Preferred Stock, exclusively and as a separate class, are entitled to designate one member of the Standing Committee. This right terminates upon conversion of all outstanding Class A Preferred Stock.

Conversion. Each share of Class A Preferred Stock automatically converts into 1.2 shares of Class B Common Stock on July 1, 2028. Holders may also convert earlier at the same ratio, at their option, upon a sale of substantially all of the Company's assets, a dissolution or winding up, an acquisition of a controlling interest by a third party, a merger or consolidation terminating the Company's corporate existence, or on thirty days' written notice to the Company. Converted shares are retired and cancelled and may not be reissued.

Amendment. The rights of the Class A Preferred Stock may not be waived, amended, modified or terminated without the prior written consent of the holder against whom the change is to be enforced.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering will have rights less than those of other investors. The Company's outstanding Class A Preferred Stock has priority over the Common Stock offered here with respect to dividends, and holders of Class A Preferred Stock are entitled to designate one member of the Company's Standing Committee. You will also have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,500,000
  Use of proceeds: Negligible, Founder's Shares
  Date: August 18, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $371,674.45
  Number of Securities Sold: 204,026
  Use of proceeds: Operations, marketing, working capital
  Date: March 14, 2023
  Offering exemption relied upon: Regulation CF

- Name: Class A Preferred Stock (2024)
  Type of security sold: Equity
  Final amount sold: $235,000.00
  Number of Securities Sold: 235,000
  Use of proceeds: Operations and working capital
  Date: December 21, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Preferred Stock (2025)
  Type of security sold: Equity
  Final amount sold: $465,000.00
  Number of Securities Sold: 465,000
  Use of proceeds: Operations and working capital
  Date: March 08, 2025
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock (Reg CF)
  Type of security sold: Equity
  Final amount sold: $394,397.13
  Number of Securities Sold: 243,617
  Use of proceeds: Operations, marketing, working capital
  Date: March 19, 2024
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 16,000
  Use of proceeds: Issued as additional consideration to a lender in connection with a loan refinancing
  Date: October 06, 2026
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was $3,102,419 compared to $4,474,979.08 in fiscal year 2025.

The increase was primarily driven by growth across existing locations, improved sales performance, and additional operating locations contributing revenue during fiscal year 2025.

Cost of Sales

Cost of Sales for fiscal year 2024 was $2,131,733 compared to $3,045,381 in fiscal year 2025.

The increase was primarily due to higher sales volume, increased payroll and labor costs associated with additional staffing, and increased food, beverage, and operating supply costs resulting from expanded operations.

Gross Margins

Gross margins for fiscal year 2024 were $970,686 compared to $1,429,598 in fiscal year 2025.

The increase was primarily attributable to higher overall revenue and expanded operations across multiple locations.

Expenses

Expenses for fiscal year 2024 were $1,231,273 compared to $2,015,447 in fiscal year 2025.

The increase was primarily driven by higher marketing expenses, merchant processing fees, rent, software and technology expenses, insurance, and other operating costs associated with operating additional locations and supporting continued growth. The Company had an operating loss of $585,849 for fiscal year 2025, compared to an operating loss of $260,587 for fiscal year 2024. After interest expense of $249,029 in fiscal year 2025, the Company recorded a net loss of $834,879.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will not necessarily be indicative of the revenue and cash flows expected for the future because the Company is actively expanding operations, opening additional locations, and investing in infrastructure and growth initiatives that may impact short-term cash flow performance. Past cash was primarily generated through sales and equity investments. Our goal is to continue expanding both The Coffee Class and Almond & Oat brands through additional locations and increased operating revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 31, 2026, the Company had capital resources available in the form of approximately $101,272 in bank accounts and approximately $149,600 in available credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are important to the Company's plans. The Company's independent accountants have included a going concern paragraph in the Company's reviewed financial statements for the year ended December 31, 2025, based on recurring operating losses, negative cash flows from operating activities, and an accumulated deficit. The Company expects to fund its operations and expansion through a combination of operating revenue, debt financing, shareholder financing, and the proceeds of this offering.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company has existing operating locations and ongoing revenue, but as noted above its reviewed financial statements include a going concern paragraph. Proceeds from this offering are intended to support growth initiatives, working capital, and new location development, and the Company will need to continue to raise debt or equity capital to fund its plans regardless of the outcome of this offering.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to continue operating based on current revenues and available resources for approximately five months. This estimate is based on ongoing expenses

related to payroll, inventory, cost of goods sold, occupancy costs, utilities, marketing, administrative expenses, and other operating expenses. This estimate assumes operating results consistent with fiscal year 2025 and does not reflect revenue from locations opened during 2026 or any improvement in operating performance. Actual results may differ.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to continue operating and further support planned expansion and new location development. The net proceeds, combined with operating revenue and available credit, would support approximately seventeen months of operations. This estimate is based on current and projected expenses related to payroll, inventory, cost of goods sold, occupancy costs, utilities, marketing, administrative expenses, and development costs associated with future locations. This estimate assumes operating results consistent with fiscal year 2025 and does not reflect revenue from locations opened during 2026 or from the new locations this offering is intended to fund. Actual results may differ.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including future equity offerings, shareholder financing, equipment financing, commercial lending, private lender financing, and other strategic financing opportunities. As of the date of this Offering Statement, the Company is conducting this Regulation Crowdfunding offering and may pursue additional financing opportunities in the future to support expansion, working capital, and new location development.

Indebtedness

- Creditor: Kyle Cunningham
  Amount Owed: $596,876.00
  Interest Rate: 9.0%
  Maturity Date: February 01, 2032

- Creditor: Raihan Ashraf
  Amount Owed: $25,000.00
  Interest Rate: 10.0%
  Maturity Date: July 01, 2032

- Creditor: Osvaldo Fernandez
  Amount Owed: $100,000.00
  Interest Rate: 12.0%
  Maturity Date: November 01, 2031

- Creditor: Osvaldo Fernandez
  Amount Owed: $150,000.00
  Interest Rate: 8.0%
  Maturity Date: August 01, 2031

- Creditor: Benjamin Urquhart
  Amount Owed: $100,000.00
  Interest Rate: 10.0%
  Maturity Date: April 01, 2031

- Creditor: Saqib Islam
  Amount Owed: $50,000.00
  Interest Rate: 10.0%
  Maturity Date: June 17, 2032

- Creditor: Hasin Boksh
  Amount Owed: $25,000.00
  Interest Rate: 12.0%
  Maturity Date: February 01, 2030

- Creditor: Beth DiGiacinto
  Amount Owed: $50,000.00

Interest Rate: 14.0%
Maturity Date: March 01, 2030

- Creditor: Edison Tam
  Amount Owed: $167,088.12
  Interest Rate: 6.5%
  Maturity Date: October 01, 2029

- Creditor: WebBank, under the Toast Capital program
  Amount Owed: $90,829.12
  Interest Rate: 0.0%
  Interest Rate: Fixed financing fee in lieu of interest. Maturity Date: Repaid through daily remittance of payment card receivables

- Creditor: Pipe Advance LLC
  Amount Owed: $31,760.00
  Interest Rate: 0.0%
  Interest Rate: Fixed fee of $6,955 on a $37,500 advance Maturity Date: Repaid through daily collection of 15% of processed receivables

Related Party Transactions

- Name of Person: Kyle Cunningham
  Relationship to Company: Chief Executive Officer, Director, Treasurer, President and majority stockholder
  Nature / amount of interest in the transaction: $35,000 loan to the Company, repaid in full in 2026
  Material Terms: On December 31, 2025, the Company entered into a loan agreement with Kyle Cunningham, its Chief Executive Officer, under which the Company received an initial advance of $25,000, followed by an additional advance of $10,000 on January 9, 2026, bringing the total principal amount to $35,000. The loan bears simple interest with total interest of $3,500, and does not compound. The agreement requires repayment of the full principal and accrued interest in a single lump-sum payment on March 1, 2026. The transaction constitutes a related-party financing arrangement, as the lender is also the Company's CEO. The loan is unsecured and may be prepaid at any time without penalty. As of December 31, 2025, the outstanding principal balance of the loan was $25,000. The loan was repaid in full, including accrued interest, in 2026.

- Name of Person: Kyle Cunningham
  Relationship to Company: Chief Executive Officer, Director, Treasurer, President and majority stockholder
  Nature / amount of interest in the transaction: $690,000 loan from Mr. Cunningham, of which $596,876 was outstanding as of September 30, 2026, together with the Company's guaranty of his obligations to Costarmos, LLC
  Material Terms: On October 1, 2021 and November 16, 2022, Mr. Cunningham borrowed $600,000 and $100,000, respectively, from Costarmos, LLC in his individual capacity. Those notes are secured by deeds of trust granted by Mr. Cunningham on property he owns individually. Mr. Cunningham advanced the proceeds of those notes to the Company, which received and used the funds in its operations, and the Company's financial statements reflect the resulting obligation as a loan payable to Mr. Cunningham bearing interest at 9% per annum and maturing February 1, 2032. On May 27, 2024, the Company also entered into a Guaranty and Agreement Regarding Payment Schedule with Costarmos, LLC under which it unconditionally guaranteed Mr. Cunningham's obligations under the notes and agreed to a payment schedule under which the Company makes monthly payments directly to Costarmos, LLC. Scheduled payments total $96,000 in 2025, $120,000 in 2026, $132,000 in 2027, and $144,000 annually from 2028 through 2031, with the final payment due in 2032. The Company waived its rights of subrogation, reimbursement and contribution against Mr. Cunningham, and therefore has no right to recover from him any amounts it pays under the guaranty.

- Name of Person: Raihan Ashraf
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: $25,000 bearing interest at 10.0% per annum and maturing in seven years
  Material Terms: On July 1, 2025, the Company entered into a loan agreement with Raihan Ashraf for a principal amount of $25,000 bearing interest at 10.0% per annum and maturing in seven years. The agreement requires monthly interest-only payments during the first three years, followed by monthly principal and interest payments for the remaining term. As additional consideration for the financing, the Company agreed to issue 12,500 shares of common stock to the lender. As of December 31, 2025, the outstanding balance of this loan was $25,000.

- Name of Person: Osvaldo Fernandez
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: $100,000 bearing interest at 12.0% per annum and maturing on

November 1, 2031
Material Terms: On October 9, 2025, the Company entered into a loan agreement with Osvaldo Fernandez for a principal amount of $100,000 bearing interest at 12.0% per annum and maturing on November 1, 2031. The agreement requires monthly interest-only payments during the first two years, followed by monthly principal and interest payments for the remaining term. As additional consideration for the financing, the Company agreed to issue 25,000 shares of common stock to the lender within fifteen days of funding. The loan is unsecured and may be prepaid at any time without penalty. As of December 31, 2025, the outstanding balance of this loan was $100,000.

- Name of Person: Osvaldo Fernandez
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: $150,000 bearing interest at 8.0% per annum and maturing on August 1, 2031
  Material Terms: On August 1, 2025, the Company entered into a loan agreement with Osvaldo Fernandez for a principal amount of $150,000 bearing interest at 8.0% per annum and maturing on August 1, 2031. The agreement requires monthly interest-only payments during the first two years, followed by monthly principal and interest payments for the remaining term. As additional consideration for the financing, the Company agreed to issue 75,000 shares of common stock to the lender within fifteen days of funding. The loan is unsecured and may be prepaid at any time without penalty. As of December 31, 2025, the outstanding balance of this loan was $150,000.

- Name of Person: Benjamin Urquhart
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: $100,000 bearing interest at 10.0% per annum and maturing on April 1, 2031
  Material Terms: On June 16, 2025, the Company entered into a loan agreement with Benjamin Urquhart for a principal amount of $50,000, and issued 25,000 shares of common stock to the lender as additional consideration. On April 5, 2026, the Company refinanced and replaced that agreement in full. The new facility provides for a total principal amount of $100,000, consisting of $50,000 of previously outstanding principal and $50,000 of new capital, bearing interest at 10.0% per annum with a sixty-month term maturing April 1, 2031, structured as an interest-only period through April 2027 followed by amortizing payments. The 25,000 shares previously issued remain outstanding and are not offset against the repayment obligation. The loan is secured by the general assets of the Company.

- Name of Person: Saqib Islam
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: $50,000 bearing interest at 10.0% per annum and maturing in seven years from the effective date.
  Material Terms: On June 17, 2025, the Company entered into a loan agreement with Saqib Islam for a principal amount of $50,000 bearing interest at 10.0% per annum and maturing in seven years from the effective date. The agreement requires monthly interest-only payments during the first three years, followed by monthly principal and interest payments during the remaining term. As additional consideration for the financing, the Company agreed to issue 25,000 shares of common stock to the lender within fifteen days of funding. The loan is unsecured and provides for standard default provisions, including acceleration of the outstanding balance and recovery of enforcement costs. As of December 31, 2025, the outstanding balance of this loan was $50,000.

- Name of Person: Hasin Boksh
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: $25,000 bearing interest at 12.0% per annum and maturing on February 1, 2030
  Material Terms: On January 14, 2026, the Company entered into a loan agreement with Hasin Boksh for a principal amount of $25,000 bearing interest at 12.0% per annum. The agreement provides for an initial twelve-month interest-only period with monthly payments of $250, followed by amortization over thirty-six months. The loan matures on February 1, 2030. As additional consideration for the financing, the Company issued 6,250 shares of common stock to the lender.

- Name of Person: Edison Tam
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: $167,088.12 bearing interest at 6.5% per annum, maturing October 1, 2029
  Material Terms: On April 20, 2026, the Company entered into a loan agreement with Edison Tam for a principal amount of $100,000 bearing interest at 6.5% per annum with a term of thirty-six months. The Company makes monthly payments of $3,096 beginning June 1, 2026, applied first to accrued interest and then to principal. As additional consideration for the financing, the Company issued 20,000 shares of common stock to the lender. The loan may be prepaid at any time without penalty. Effective October 1, 2026, the Company and Mr. Tam entered into an Amended and Restated Loan Agreement that refinanced the remaining principal balance of $87,088.12 together with an additional advance of $80,000, for an opening principal balance of $167,088.12. The refinanced loan bears interest

at 6.5% per annum over a thirty-six month term, consisting of three interest-only payments of $905.06 beginning November 1, 2026 followed by thirty-three payments of $5,542.95 beginning February 1, 2027, and matures October 1, 2029. As additional consideration for the refinancing and additional advance, the Company issued 16,000 shares of common stock to the lender, bringing his total holdings from these financings to 36,000 shares. The original 20,000 shares remain outstanding and are not offset against the repayment obligation. The Company's sole director approved and ratified both issuances and the refinancing by written consent dated September 23, 2026.

Valuation

Pre-Money Valuation: $14,536,882.56

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The Company has three classes of stock authorized: Common Stock, Class B Common Stock, and Class A Preferred Stock. The Class A Preferred Stock is convertible into Class B Common Stock.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $19,997.46 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%
- StartEngine Service Fees
  50.0%
  Fees for certain services provided by StartEngine
- Working Capital
  41.5%
  We plan to use the working capital to support our expansion.

If we raise the over allotment amount of $617,991.96, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%
- Operations
  57.0%
  We intend to use the majority of the funds raised to expand the Company by opening two new locations: The Coffee Class Centennial Hills at 6591 N Durango Drive, and The Coffee Class Arts District at 260 E California Avenue.
- Marketing
  5.0%
  At the Company's discretion, funds may be used for advertising in relation to the offering. This includes potential reimbursement for marketing-related advances for the offering. We plan to increase our marketing efforts via direct mail and social media.
- Working Capital
  29.5%
  We plan to use the working capital to support our expansion.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://thecoffeeclass.com/ (https://thecoffeeclass.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/coffee-class-cf3

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR The Coffee Class Corporation

[See attached]

THE COFFEE CLASS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
The Coffee Class Corporation
Las Vegas, Nevada

We have reviewed the accompanying consolidated financial statements of The Coffee Class Corporation (the "Company"), which comprises the consolidated balance sheets as of December 31, 2025, and December 31, 2024, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years ending December 31, 2025, and December 31, 2024, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company has suffered recurring losses from operations, experienced negative cash flows from operating activities, and has an accumulated deficit. The Company has stated that these conditions raise substantial doubt about its ability to continue as a going concern. Management's evaluation of these conditions and management's plans regarding these matters are also described in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

August 14, 2026
Calabasas, CA 91302

The Coffee Class Corporation
Consolidated Balance Sheets
(Unaudited)

As of December 31,	**2025**	**2024**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	$ 22,101	$ 195,866
Inventory	8,098	1,556
Due From Related Parties	-	5,000
Prepaids and Other Current Assets	5,927	14,537
Total Current Assets	**36,126**	**216,959**
Property and Equipment, net	898,551	225,168
Right-of-Use Asset	1,822,284	148,917
Intangible Assets	14,680	17,080
Security Deposit	69,184	27,362
Total Assets	**$ 2,840,825**	**$ 635,486**
LIABILITIES AND STOCKHOLDERS' EQUITY/DEFICIT		
Current Liabilities:		
Accounts Payable	$ 163,029	$ 2,126
Credit Cards	1,688	164
Current Portion of Loans and Notes	106,583	-
Merchant Cash Advance Payable	77,193	163,766
Current Portion of Related Party Loans	89,592	96,000
Accrued Interest	55,408	-
Lease Liability, current portion	345,484	46,872
Deferred Revenue	97,510	8,453
Other Current Liabilities	144,254	6,221
Total Current Liabilities	**1,080,742**	**323,602**
Loans and Promissory Notes, net of current portion	-	-
Lease Liability, net of current portion	1,540,797	107,946
Related Party Loans, net of current portion	955,183	584,957
Total Liabilities	**3,576,722**	**1,016,505**
STOCKHOLDERS' DEFICIT		
Common Stock	3,339	2,952
Preferred Stock - Class A	700	235
Additional Paid in Capital	1,296,366	817,218
Accumulated Deficit	(2,036,302)	(1,201,424)
Total Stockholders' Deficit	**(735,897)**	**(381,019)**
Total Liabilities and Stockholders' Deficit	**$ 2,840,825**	**$ 635,486**

See accompanying notes to consolidated financial statements.

THE COFFEE CLASS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ 4,474,979	$ 3,102,419
Cost of Goods Sold	3,045,381	2,131,733
Gross Profit	**1,429,598**	**970,686**
Operating Expenses		
General and Administrative	1,702,110	956,279
Research and Development	9,158	9,260
Selling and Marketing	304,179	265,733
Total Operating Expenses	**2,015,447**	**1,231,273**
Operating Loss	**(585,849)**	**(260,587)**
Interest Expense	249,029	180,046
Other Loss/(Income)	-	136,723
Income/(Loss) Before Provision for Income Taxes	**(834,879)**	**(577,356)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (834,879)**	**$ (577,356)**

See accompanying notes to consolidated financial statements.

THE COFFEE CLASS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock - Class A		Additional Paid In	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance—December 31, 2023	**2,951,714**	**$ 2,952**	**-**	**$ -**	**$ 286,456**	**$ (624,068)**	**$ (334,661)**
Issuance of Class A Preferred Stock	-	-	235,000	235	530,762.39	-	530,997
Net Loss	-	-	-	-	-	(577,356)	(577,356)
Balance—December 31, 2024	**2,951,714**	**$ 2,952**	**235,000**	**$ 235**	**817,218**	**$ (1,201,424)**	**$ (381,019)**
Issuance of Stock	387,500	388	465,000	465	479,535	-	480,000
Net Loss	-	-	-	-	-	(834,879)	(834,879)
Balance—December 31, 2025	**3,339,214**	**$ 3,339**	**700,000**	**$ 700**	**$ 1,296,366**	**$ (2,036,302)**	**$ (735,897)**

See accompanying notes to consolidated financial statements.

THE COFFEE CLASS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(834,879)	$	(577,356)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Depreciation of Property		122,329		117,325
Amortization of Intangibles Assets		2,400		2,400
Non-Cash Lease Expense		58,097		1,226
Accrued Interest		55,408		
Changes in Operating Assets and Liabilities:				
Inventory		(6,542)		1,752
Prepaids and Other Current Assets		8,610		13,380
Due From Related Parties		5,000		(5,000)
Accounts Payable		160,904		2,082
Deferred Revenue		89,057		8,453
Credit Cards		1,524		164
Other Current Liabilities		138,034		(9,162)
Security Deposit		(41,822)		(7,589)
Net Cash Used In Operating Activities		**(241,881)**		**(452,324)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(795,712)		124,413
Net Cash Provided by/(Used in) Investing Activities		**(795,712)**		**124,413**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		480,000		530,997
Proceeds from Merchant Cash Advance Payable		(86,573)		22,943
Proceeds/(Repayment) of Related Party Loans		363,818		679,791
Proceeds/(Repayment) of Promissory Notes and Loans		106,583		(715,254)
Net Cash Provided by Financing Activities		**863,828**		**518,477**
Change in Cash		**(173,766)**		**190,567**
Cash —Beginning of The Year		195,866		5,300
Cash—End of The Year	**$**	**22,101**	**$**	**195,866**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	249,029	$	180,046
Cash Paid During the Year for Income Taxes	$	-	$	-

See accompanying notes to consolidated financial statements.

1. NATURE OF OPERATION

The Coffee Class Corporation was formed as Limited Liability Company on October 28, 2021, in the State of Nevada, under the name of KBC Companies LLC. On August 18, 2022, the Company was converted from LLC to Corporation and changed its name to The Coffee Class Corporation. As of December 31, 2025, The Coffee Class Corporation had six wholly-owned subsidiaries, each organized in the State of Nevada: The Coffee Class LLC (formed October 22, 2018), TCC Horizon LLC (formed July 2022), TCC St. Rose LLC (formed October 26, 2022), TCC Sahara LLC (formed July 19, 2024), A&O II LLC (formed July 14, 2025), and TCC Water St LLC (formed October 1, 2025). Subsequent to December 31, 2025, the Company formed three additional wholly-owned subsidiaries. See Note 15- Subsequent Events. The consolidated financial statements of The Coffee Class Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

The Coffee Class Corporation is a specialty coffee bistro that brings together best-in-class handmade pastries, savory breakfast and lunch options with handcrafted lattes to the Las Vegas market. The Coffee Class sells coffee, pastries, and food items online, in person, at curbside pickup and through delivery channels via our Toast POS system and third-party delivery partners. Our primary customer purchases iced and hot lattes mainly, but we also sell teas, hot coffee, and similar products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Consolidation
The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercises control. All significant intercompany transactionsand accounts have been eliminated.

Cash
Cash includes all cash in banks. As of December 31, 2025, and 2024, the Company's cash did not exceed FDIC insured limits.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Inventories
Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods which are determined using an average method.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years
Signage	5 years
Furniture and Equipment	5 years
Leasehold Improvements	5 years

Intangible Assets

The Company capitalizes its goodwill that comes from the asset purchase agreement, which will be amortized over the period of ten years.

Other intangibles include trademarks. Trademark costs are indefinite lived.

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company primarily generates revenue through the sale of handcrafted coffee and other beverages, fresh pastries and baked goods, and breakfast and lunch menu items at its bakery bistro locations. The Company also generates revenue from catering services, takeout, curbside pickup, and delivery orders.

Cost of Goods Sold
Cost of goods sold primarily includes the cost of coffee beans, food ingredients, bakery ingredients, beverages, packaging and disposable supplies, and other products sold to customers. Cost of goods sold may also include freight and delivery costs, direct kitchen and bakery labor, merchant and third-party delivery fees, and an allocation of other production-related variable and fixed overhead costs.

Research and Development Costs
Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $304,179 and $265,733, which is included in sales and marketing expenses.

Promissory Notes and Term Loans
Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Loans to related parties are recognized as assets when the Company advances funds or records receivables under non-cash transactions. Such loans are assessed for collectability on a periodic basis and are classified as current or noncurrent assets depending on the repayment terms and expected timing of collection.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2025	2024
Prepaid Expenses	$ 5,927	$ 14,537
Total Prepaids and Other Current Assets	**$ 5,927**	**$ 14,537**

Other current liabilities consist of the following:

As of December 31,	2025	2024
Deferred Gift Card Sales	$ 14,591	$ 6,221
Sales Tax Payable	1,496	-
Undistributed Tips	9,044	-
Other Current Liabilities	119,124	-
Total Other Current Liabilities	**$ 144,254**	**$ 6,221**

4. INVENTORY

Inventory consists of the following:

As of December 31,	2025	2024
Raw Materials	$ 8,098	$ 1,556
Total Inventory	**$ 8,098**	**$ 1,556**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2025	2024
Equipment	$ 30,479	$ 30,479
Signage	12,833	
Furniture and Equipment	406,428	225,617
Leasehold Improvements	1,020,012	417,944
Property and Equipment, at cost	**1,469,752**	**674,040**
Accumulated Depreciation	(571,201)	(448,872)
Property and Equipment, net	**$ 898,551**	**$ 225,168**

Depreciation expense for the years ended December 31, 2025 and 2024 was $122,329 and $117,325, respectively.

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2025	2024
Goodwill	$ 4,000	$ 4,000
Non-Compete Agreement	10,000	10,000
Trademark	12,680	12,680
Intangible Assets, at cost	**26,680**	**26,680**
Accumulated Amortization	(12,000)	(9,600)
Intangible Assets, net	**$ 14,680**	**$ 17,080**

Amortization expense for the years ended December 31, 2025 and 2024 was $2,400 and $2,400, respectively.

Estimated annual amortization expense subsequent to December 31, 2025 is as follows:

Period	Amortization Expense
2026	$ 2,400
2027	2,400
2028	2,400
2029	2,400
Thereafter	5,080
Total	**$ 14,680**

7. LEASES

The Company has five operating leases for business premises, The Company's leases have terms maturing through 2031. Monthly payments range from $2,050 to $14,740 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease term for operating leases as of December 31, 2025 and 2024 were 4.49 years and 2.90 years, respectively.

The weighted average discount rate for operating leases as of December 31, 2025 and 2024 were 10% and 10%, respectively.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2025 are as follows:

As of December 31,		2025
2026	$	514,809
2027		530,366
2028		487,907
2029		502,544
Thereafter		308,386
Present Value Discount		(457,731)
Total	**$**	**1,886,281**

Cash paid for amounts included in the measurement of operating lease liabilities was $277,329 and $58,068 for the years ended December 31, 2025 and 2024, respectively.

8. MERCHANT CASH ADVANCE PAYABLE

On September 12, 2025, the Company entered into a merchant cash advance agreement with Pipe Advance LLC (via Pipe Technologies Inc.) for an advance amount of $37,500 with a total repayment obligation of $44,455, which includes a $6,955 fee. The arrangement is structured as a purchase of future receivables rather than a traditional loan, with repayments made through a daily collection rate of 15% of the Company's receivables processed primarily through Uber. The agreement provides that repayment continues until the total payment amount is fully satisfied and includes security interest provisions over the Company's receivables and business assets to secure performance. As of December 31, 2025, the outstanding balance of this obligation was $31,760.

During 2025 and 2024, the Company entered into a series of Business Loan and Security Agreements with WebBank under the Toast Capital program. In aggregate, the agreements provided total gross financing proceeds of $448,000 and carried fixed financing fees of $109,000, resulting in total contractual repayment obligations exceeding $556,000. The obligations are structured as revenue-based financing arrangements, with repayment effected through daily remittances of the Company's payment card receivables, generally ranging from 11.0% to 16.5% of daily payment card sales. The agreements provide for estimated repayment periods of approximately 360 days, subject to maximum contractual terms of up to 420 days, depending on the Company's operating performance and payment processing volumes. As of December 31, 2025, and December 31, 2024, the outstanding balance associated with these obligations was $80,662 and $163,766, respectively.

9. DEBT

Promissory Notes and Loans

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

					As of December 31, 2025			As of December 31, 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Note Payable - Continental Luxury	$ 127,829	12.00%	October 20, 2025	September 30, 2026	$ 106,583	$ -	$ 106,583	$ -	$ -	$ -
Total	$ 127,829				$ 106,583	$ -	$ 106,583	$ -	$ -	$ -

Related Party Loans

During the years presented, the Company borrowed money from the related parties. The details of the loans from the related parties are as follows:

					As of December 31, 2025			As of December 31, 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Notes Payable - Raihan Ashraf	$ 25,000	10.00%	July 1, 2025	July 1, 2032	$ -	$ 25,000	$ 25,000	$ -	$ -	$ -
Notes Payable - Osvaldo Fernandez	$ 100,000	12.00%	October 9, 2025	November 1, 2031	-	100,000	100,000	-	-	-
Notes Payable - Osvaldo Fernandez	$ 150,000	8.00%	August 1, 2025	August 1, 2031	-	150,000	150,000	-	-	-
Note Payable - Benjamin Urquhart	$ 50,000	6.00%	June 16, 2025	June 16, 2032	-	50,000	50,000	-	-	-
Note Payable - Saqib Islam	$ 50,000	10.00%	June 17, 2025	June 17, 2032	-	50,000	50,000	-	-	-
Loan From Kyle Cunningham	$ 690,000	9.00%	May 27, 2024	February 1, 2032	64,592	580,183	644,775	96,000	584,957	680,957
Loan From Kyle Cunningham	$ 25,000	10% of principal	December 31, 2025	March 1, 2026	25,000	-	25,000	-	-	-
Total					**$ 89,592**	**$ 955,183**	**$ 1,044,775**	**$ 96,000**	**$ 584,957**	**$ 680,957**

Kyle Cunningham, the CEO and shareholder of the Company, is the borrower under a promissory note payable to Costarmos LLC, which was refinanced in May 2024 to consolidate prior borrowings into a total outstanding balance of $690,000. The Company serves as guarantor of Mr. Cunningham's obligations and repays the note directly on his behalf. The note bears interest at 9% per annum, with graduated monthly payments ranging from $6,150 to $12,000, and matures on February 1, 2032. The outstanding balance of this obligation was approximately $644,775 and $680,957 as of December 31, 2025 and 2024, respectively. As of December 31, 2025, the current portion of $64,592 is classified within current liabilities, and the remaining balance of $580,183 is classified within long-term liabilities.

For a description of the terms and conditions of all other related party loans, refer to Note 13 – Related Party Transactions.

10. EQUITY AND CAPITALIZATION

Common Stock
The Company is authorized to issue 5,000,000 shares of common stock, with a par value of $0.001 per share. As of December 31, 2025, and 2024, 3,339,214 and 2,951,714 shares of common stock were issued and outstanding, respectively.

Class B Common Stock
The Company is authorized to issue 840,000 shares of Class B common stock, with a par value of $0.001 per share. As of December 31, 2025, and 2024, no shares of Class B common stock were issued or outstanding.

Class A Preferred Stock
The Company is authorized to issue 700,000 shares of Class A preferred stock, with a par value of $0.001 per share. As of December 31, 2025, and 2024, 700,000 and 235,000 shares of Class A preferred stock, respectively, were issued and outstanding.

Each share of Common Stock and Class B Common Stock is entitled to one vote and participates pro rata in dividends declared by the Board and in distributions upon liquidation, subject to the rights of the Class A Preferred Stock. Each share of Class A Preferred Stock is entitled to one vote, has priority with respect to declared dividends, and participates in liquidation on an as-converted basis. Each Class A Preferred share automatically converts into 1.2 shares of Class B Common Stock on July 1, 2028, unless converted earlier in accordance with the Articles of Incorporation.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

For the Year Ended December 31,	2025	2024
Net Operating Loss	$ (175,324)	$ (79,257)
Valuation Allowance	175,324	79,257
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,		**2025**		**2024**
Net Operating Loss	$	(341,529)	$	(166,205)
Valuation Allowance		341,529		166,205
Total Deferred Tax Asset	**$**	**-**	**$**	**-**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased. For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,626,329. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

12. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. RELATED PARTY TRANSACTIONS

Kyle Cunningham, the CEO and shareholder of Coffee Class Corporation (the "Company"), is the borrower under a promissory note payable to Costarmos LLC, which was refinanced in May 2024 to consolidate prior borrowings into a total outstanding principal balance of $690,000. Mr. Cunningham advanced the proceeds to the Company, which received and used those funds in its operations. The Company has guaranteed all obligations of Mr. Cunningham under the note and services the debt directly by making all required payments in accordance with the contractual repayment schedule. The note bears interest at 9% per annum, with graduated monthly payments ranging from $6,150 to $12,000 over the term of the loan, and matures on February 1, 2032. The outstanding balance of this obligation was approximately $644,775 and $680,957 as of December 31, 2025 and 2024, respectively. For the classification of the current and long-term portions of this obligation, refer to Note 9 – Debt.

On July 1, 2025, the Company entered into a loan agreement with Raihan Ashraf for a principal amount of $25,000 bearing interest at 10.0% per annum and maturing in seven years. The agreement requires monthly interest-only payments during the first three years, followed by monthly principal and interest payments for the remaining term. As additional consideration for the financing, the Company agreed to issue 12,500 shares of common stock to the lender. As of December 31, 2025, the outstanding balance of this loan was $25,000.

On October 9, 2025, the Company entered into a loan agreement with Osvaldo Fernandez for a principal amount of $100,000 bearing interest at 12.0% per annum and maturing on November 1, 2031. The agreement requires monthly interest-only payments during the first two years, followed by monthly principal and interest payments for the remaining term. As additional consideration for the financing, the Company agreed to issue 25,000 shares of common stock to the lender within fifteen days of funding. The loan is unsecured and may be prepaid at any time without penalty. As of December 31, 2025, the outstanding balance of this loan was $100,000.

On August 1, 2025, the Company entered into a loan agreement with Osvaldo Fernandez for a principal amount of $150,000 bearing interest at 8.0% per annum and maturing on August 1, 2031. The agreement requires monthly interest-only payments during the first two years, followed by monthly principal and interest payments for the remaining term. As additional consideration for the financing, the Company agreed to issue 75,000 shares of common stock to the lender within fifteen days of funding. The loan is unsecured and may be prepaid at any time without penalty. As of December 31, 2025, the outstanding balance of this loan was $150,000.

On June 16, 2025, the Company entered into a loan agreement with Benjamin Urquhart for a principal amount of $50,000 bearing interest at 6.0% per annum and maturing in seven years from the effective date. The agreement requires monthly interest-only payments during the first three years, followed by monthly principal and interest payments during the remaining term. As additional consideration for the financing, the Company agreed to issue 25,000 shares of common stock to the lender within fifteen days of funding. The loan is unsecured and provides for default remedies including acceleration of the outstanding balance and recovery of enforcement costs. As of December 31, 2025, the outstanding balance of this loan was $50,000.

On June 17, 2025, the Company entered into a loan agreement with Saqib Islam for a principal amount of $50,000 bearing interest at 10.0% per annum and maturing in seven years from the effective date. The agreement requires monthly interest-only payments during the first three years, followed by monthly principal and interest payments during the remaining term. As additional consideration for the financing, the Company agreed to issue 25,000 shares of common stock to the lender within fifteen days of funding. The loan is unsecured and provides for standard default provisions, including acceleration of the outstanding balance and recovery of enforcement costs. As of December 31, 2025, the outstanding balance of this loan was $50,000.

On December 31, 2025, the Company entered into a loan agreement with Kyle Cunningham, its Chief Executive Officer, under which the Company received an initial advance of $25,000, followed by an additional advance of $10,000 on January 9, 2026, bringing the total principal amount to $35,000. The loan bears simple interest with total interest of $3,500, and does not compound. The agreement requires repayment of the full principal and accrued interest in a single lump-sum payment on March 1, 2026. The transaction constitutes a related-party financing arrangement, as Mr. Cunningham serves as both the lender and the Company's sole director and CEO. The loan was approved by Mr. Cunningham in his capacity as sole director. The loan is unsecured and may be prepaid at any time without penalty. As of December 31, 2025, the outstanding principal balance of the loan was $25,000.

As of December 31, 2024, the Company had a receivable due from its shareholder, Kyle Cunningham, totaling $5,000.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an operating loss of $585,849, an operating cash outflow of $241,881 and liquid assets in cash of $22,101, which less than a year worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

15. SUBSEQUENT EVENTS

On January 9, 2026, pursuant to a loan agreement entered into with Kyle Cunningham, the Company received an additional advance of $10,000, bringing the total principal amount under the agreement to $35,000, following an initial $25,000 advance received on December 31, 2025. The loan constitutes a related-party financing arrangement, as the lender serves as the Company's Chief Executive Officer and sole director. The loan was approved by Mr. Cunningham in his capacity as sole director. In accordance with the terms of the agreement, the loan bears simple interest totaling $3,500 and does not compound, with all principal and accrued interest due in a single lump-sum payment on March 1, 2026.

On January 14, 2026, the Company entered into a Loan Agreement with Hasin Boksh pursuant to which the Company received a principal amount of $25,000. The loan bears interest at a fixed rate of 12.0% per annum and provides for an initial twelve-month interest-only period during which monthly payments of $250 are required. Thereafter, the loan amortizes over a thirty-six-month period, with estimated monthly payments of approximately $830, with all payments applied first to accrued interest and then to principal. The loan matures on February 1, 2030, at which time any remaining outstanding balance is due in full. As part of the financing arrangement, the Company also issued 6,250 shares of common stock to the lender as bonus equity consideration, which is separate from and does not reduce the repayment obligation under the loan.

On January 29, 2026, the Company entered into a Business Loan and Security Agreement with WebBank under the Toast Capital program. The loan provided a principal amount of $12,300 with a fixed fee of $738, resulting in a total repayment obligation of $13,038, and an implied pricing structure equivalent to approximately a 6.0% cost over the term. Repayment is structured through a 13.2% daily holdback of payment card receipts (merchant cash flow-based repayments), with a target maturity of approximately 150 days and a maximum contractual loan term of 90 days, depending on business performance. The agreement also grants the lender a first-priority security interest over the borrower's receivables and related proceeds and includes customary default, ACH authorization, arbitration, and enforcement provisions.

On February 16, 2026, the Company entered into a Loan Agreement with Beth DiGiacinto pursuant to which the Company received a principal amount of $50,000. The loan bears interest at a fixed rate of 14.0% per annum and has a total term of 48 months, with funding scheduled on or before February 23, 2026. In accordance with the agreement, the loan provides for an initial six-month interest-only period during which monthly payments of $583 are required, followed by a 42-month amortization period with monthly payments of $1,513. A final balloon adjustment payment of $1,485 is due in the final month to fully extinguish the outstanding balance. The loan constitutes a general corporate obligation of the Company, with repayment to be made from general revenues and assets, and does not include a perfected security interest in specific assets. The agreement permits prepayment in whole or in part at any time without penalty and allows the lender to pursue customary remedies upon an event of default.

On April 5, 2026, the Company entered into a Loan Agreement with Benjamin Urquhart, pursuant to which the Company refinanced and replaced in full a prior loan agreement dated June 16, 2025. The facility provides for a total principal amount of $100,000, consisting of $50,000 of previously outstanding principal and $50,000 of new capital, with the additional funding to be disbursed on or before April 11, 2026. The loan bears interest at a fixed

rate of 10.0% per annum and has a term of 60 months, maturing on April 1, 2031. In accordance with the agreement, the loan is structured as an initial interest-only period from May 1, 2026 through April 1, 2027, during which monthly payments of $833 are required, followed by an amortizing repayment period from May 1, 2027 through March 1, 2031 with monthly payments of $2,535, and a final installment of $2,609 due on April 1, 2031. The agreement also confirms that 25,000 shares of common stock previously issued to the lender under the original agreement remain valid and unchanged, and are not offset against the repayment obligation. The loan may be prepaid in whole or in part at any time without penalty and is secured by the general assets of the Company.

On April 20, 2026, the Company entered into a Loan Agreement with Edison Tam, an individual lender, pursuant to which the Company received a principal loan amount of $100,000. The loan bears interest at a fixed rate of 6.5% per annum and has a term of 36 months. In accordance with the agreement, the Company is required to make monthly payments of $3,096 beginning on June 1, 2026, with payments applied first to accrued interest and then to principal under a standard amortizing structure. As additional consideration for the financing, the Company issued 20,000 shares of common stock to the lender upon execution of the agreement, which are separate from and do not reduce the repayment obligation. The loan may be prepaid at any time without penalty and is unsecured other than a general claim over the Company's assets.

On May 14, 2026, the Company and its affiliated entities entered into a Fourth Amendment to the Amended & Restated Credit Purchase Agreement with inKind Cards Inc., inKind Credit Fund LP, and inKind Warehouse Facility, LLC (collectively, "inKind"), which amended and restated certain provisions of the existing credit facility arrangement governing the purchase of food and beverage credits across the Company's operating locations. The amendment reaffirmed prior credit purchases, including an initial $30,000 credit purchase for $15,000, a second $160,000 credit purchase for $80,000, a third $80,000 credit purchase for $40,000, and a fourth $160,000 credit purchase funded in two $40,000 disbursements, and further acknowledged a fifth credit purchase of $400,000 of credit for $200,000, as well as a sixth credit purchase commitment of $200,000 of credit for $100,000 subject to completion of specified onboarding requirements. The amendment also updated the definition of the Company's F&B outlets to include multiple current and future restaurant locations, and confirmed that, except as expressly modified, all other terms of the underlying agreement remain in full force and effect.

Subsequent to the balance sheet date, the Company formed three new wholly owned subsidiaries, each a Nevada LLC: A&O III LLC (formed 3/3/2026), TCC Centennial Hills LLC (formed 4/23/2026), and TCC Arts District LLC (formed 05/29/2026); the formation of these entities did not have a material impact on the financial statements for the period covered.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN COFFEE CLASS CF3 · FOOD & BEVERAGE

See The Coffee Class on StartEngine

The Coffee Class is a Las Vegas bakery bistro and coffee house group returning to StartEngine for its third raise. The Company has completed two prior StartEngine offerings and operates four concepts: The Coffee Class, Almond & Oat, Horizon Shine Coffee Co., and Terminal 4 Bar.


THE COFFEE CLASS
Get a Piece of The Coffee Class

GET EQUITY

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

GET EQUITY
$3.54 Per Share

MIN INVEST: $346.92

VALUATION: $14.54M

REASONS TO INVEST

01 **A community that keeps coming back.**
The Coffee Class has completed two prior Regulation Crowdfunding offerings on StartEngine, raising a combined $766,071.58 from over 350 investors. ~6% of investors in the first offering also invested in the second.

02 **Tightly embedded in the Las Vegas community.**
The Company's rewards program recorded more than 122,000 guest visits across its café brands in the past year.

03 **Real estate expertise behind every site.**
Kyle Cunningham grew up in Las Vegas, is a UNLV graduate, and spent more than 15 years in Las Vegas real estate before founding The Coffee Class in 2019, giving him a direct hand in site selection as the brand expands.

TEAM



Kyle Cunningham
FOUNDER, CEO, DIRECTOR, TREASURER, SECRETARY

A lifelong Las Vegas resident and UNLV graduate, Kyle spent seven years with Yum Brands in restaurant leadership before building a 15 plus year career in Las Vegas real estate, property management, sales, and leasing. He founded The Coffee Class in 2019, grew it to two locations by 2022, and introduced Almond & Oat, a dairy-free coffee concept, in 2022.



Noah Ahina
DISTRICT CAFÉ DIRECTOR

Noah joined The Coffee Class as a barista in 2020, immediately after the onset of the pandemic, and rose through the ranks through strong leadership and work ethic. He now oversees daily management across all locations.



Michael Morganti
EXECUTIVE CHEF

Michael leads culinary development for The Coffee Class and creates the menu across all locations. With innovation at the core of his role, he develops new dishes and pastries, tests them, and finds innovative ways to bring them to the menu. As additional locations open, he ensures guests receive the same food and quality at every cafe.

The Pitch


THE COFFEE CLASS
BAKERY BISTRO
Bringing a Premium Coffee Experience to the Las Vegas Area
The Coffee Class was founded in Las Vegas in 2019 to pair high quality coffee with exquisite food to match - all under one roof.

Less than a year after opening their first location on Eastern Avenue in July 2019, the pandemic forced its doors shut. Upon reopening, loyal locals were committed to keeping its doors open in order to keep enjoying the premium coffee and food menu they loved. That same community has supported two capital raises since.

That loyalty turned into momentum: local press and visits from national figures like Keith Lee carried the brand beyond its neighborhood and to a second location in Henderson in 2022.

Today, our portfolio includes The Coffee Class, Almond & Oat, Horizon Shine Coffee Co., and Terminal 4 Bar, our speakeasy concept inside The Coffee Class on Water Street. Each concept has its own identity, but all are powered by the team and operating platform we have spent the past seven years building.

Coffee, Food, and Hospitality Under One Roof



Bringing a Premium Coffee Experience to the Las Vegas Area
The Coffee Class was built around a simple idea: coffee deserves food good enough to match it.

We pair specialty coffee with house made syrups, scratch made pastries, and a chef driven breakfast, brunch, and lunch program led by Executive Chef Michael Morganti.

That original idea has since grown into a portfolio. Almond & Oat gives us a distinct coffee house concept where oat milk is the default. Horizon Shine Coffee Co. adds another cafe brand to the company, while Terminal 4 Bar takes us beyond daytime hospitality with a speakeasy concept built into our Water Street location.

Behind them is one growing company with shared leadership, systems, culinary resources, and infrastructure.

The Market & Our Traction

Expanding in a Market Built on Loyalty



$48B
total value of the U.S. coffee market
55%
specialty coffee's estimated share of the market.
THE COFFEE CLASS
$15.6B
the U.S. daytime dining market
7.5% annually
category growth since 2020
$1.2B
First Watch's fiscal 2025 revenue
The category leader

The U.S. coffee market is valued at $48 billion, with specialty coffee at roughly 55% of that and daily consumption highest among 18 to 39 year olds (35% for 18-24, 36% for 25-39, per the Specialty Coffee Association). This matches The Coffee Class's core clientele.

Its full brunch menu also places it in daytime dining, a $15.6 billion category that has grown 7.5% annually since 2020 (IBISWorld). The Coffee Class serves that same occasion built around specialty coffee, a component most breakfast concepts treat as an afterthought.

About 6% of investors in The Coffee Class's first offering also invested in its second offering, and its rewards program, which recorded more than 122,000 guest visits in the past year, gives it a base to activate directly. We plan to open two more locations in Las Vegas: The Coffee Class Arts District, expected soon; and The Coffee Class Centennial Hills, currently in permitting. These dates are estimates and may change.

Source: Specialty Coffee Facts and Figures Specialty Coffee Association and https://investors.firstwatch.com/news-releases/news-release-details/first-watch-restaurant-group-inc-reports-q2-2026-financial

Why Invest



300 investors
participated in The Coffee Class's previous raises
80,000 members
combined rewards-program audience.
6% of investors
returned to invest again.
3 new locations
planned in Las Vegas by the end of 2026
THE COFFEE CLASS

A Third Raise Built on Seven Open Doors


We Save "From Scratch" for the Pastries
New locations build on the team and systems we already have
THE COFFEE CLASS
BAKERY BISTRO

Seven locations across our brands operate today, with two more in progress for Las Vegas. That growth has been funded by two StartEngine raises and by debt financing, most recently a raise of $766,071.58, largely from the same people who buy the coffee. Kyle spent over 15 years in Las Vegas real estate before opening the first cafe in 2019, and he still chooses every location himself, including the two upcoming locations.

The Company's rewards program gives it a direct line to customers and a clear view of spend, orders, and location visits, data that informs everything from menu decisions to site selection. Because the systems are owned in-house, they extend to new locations without being rebuilt each time.

Each cafe runs under its own general manager, with an established hiring and training process. The Company's systems are built in house and are designed to extend to additional locations.


THE COFFEE CLASS
BAKERY BISTRO
Invest in The Coffee Class on StartEngine


KYLE CUNNINGHAM
FOUNDER OF THE COFFEE CLASS
Bringing a Premium Coffee Experience to the Las Vegas Area

Join Us, Invest Today

Investing in The Coffee Class means backing a founder on his third raise, a company with four concepts and an active community of thousands of customers and investors, and two additional locations in progress. This is a speculative investment and you should read the risk factors in our Form C before investing.

ABOUT

HEADQUARTERS
9620 Las Vegas Blvd S STE E4 # 591
Las Vegas, NV 89123-6508

WEBSITE
thecoffeeclass.com ↗

The Coffee Class is a Las Vegas bakery bistro and coffee house group returning to StartEngine for its third raise. The Company has completed two prior StartEngine offerings and operates four concepts: The Coffee Class, Almond & Oat, Horizon Shine Coffee Co., and Terminal 4 Bar.

TERMS

Overview

Company: Coffee Class CF3

Price Per Share: $3.54

Valuation: $14.54M

Funding Goal: $20K - $618K

Min Investment: $346.92

Max Investment: $617,991.96

Offering Type: Equity

Min Number of Shares Offered: 5,649

Max Number of Shares Offered: 174,574

Shares Offered: Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares.

SEC Recent Filing   Offering Memorandum

Financials +

Risks +

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses[1]

Loyalty Bonus

Investors who participated in one of the Company's prior StartEngine offerings will receive 10% bonus shares.

Time Based

Invest $1,000+ within the first 14 days and receive 5% bonus shares.

Invest $5,000+ within the first 14 days and receive 10% bonus shares.

Invest $10,000+ within the first 14 days and receive 15% bonus shares.

Invest $20,000+ within the first 14 days and receive 20% bonus shares.

Amount Based

Invest $350+: Investor Pioneer status in The Coffee Class and Almond & Oat apps with double rewards points for one year.

Tier 1: Invest $1,000+: All perks in the prior tier, plus: Merch Bundle[2] + a complimentary Cocktail Experience for you and a guest at Terminal 4 Bar (value up to $100)[3].

Tier 2: Invest $2,500+: All Tier 1 perks, plus: Investor Ambassador Gold Card status (10% off at all The Coffee Class, Almond & Oat and Horizon Shine Coffee Co. locations for one year)[9] + optional Investor Wall listing at the next The Coffee Class location[4].

Tier 3: Invest $5,000+: All Tier 2 perks, plus: Investor Ambassador Gold Card status with a second card for a guest (two cards at 10% off for one year) + Terminal 4 Investor Card (10% off at Terminal 4 Bar for one year)[9] + Cocktail Experience upgraded to up to 4 people (value up to $250).

Tier 4: Invest $10,000+: All Tier 3 perks, plus: status upgraded to Ambassador Circle Platinum (two cards at 15% off for one year) + Signature Merch Bundle[2] + Cocktail Experience upgraded to a table for up to 6 people (value up to $500).

Tier 5: Invest $25,000+: All Tier 4 perks, plus: status upgraded to Ambassador Circle Titanium (four cards at 15% off for two years) + Terminal 4 Investor Card upgraded to 20% off for one year + Cocktail Experience upgraded to a table for up to 8 people (value up to $750) + 10% bonus shares.

Tier 6: Invest $50,000+: All Tier 5 perks, plus: status upgraded to Founder's Circle (four cards at 20% off for two years) + Reserve Merch Bundle[2] + your choice of a private Terminal 4 evening for up to 40 guests (value up to $6,000)[5] or a private Rooftop Sunset Event at The Coffee Class Water Street for up to 60 guests (value up to $6,000)[6] + 15% bonus shares.

Tier 7: Invest $100,000+: All Tier 6 perks, plus: choose a 2nd of private Terminal 4 evening or the private Rooftop Sunset Event + a catering credit of up to $2,500[7] + invitations to Shareholder Cocktail Events at Terminal 4, including one-on-one time with CEO Kyle Cunningham at each event[8] + 20% bonus shares.

The 10% StartEngine Venture Club Bonus

The Coffee Class Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.54 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $354. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

How Bonuses Combine

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus. Investors who are not eligible for the Venture Club Bonus and who qualify for the Loyalty Bonus will receive the Loyalty Bonus. Total bonus shares from all sources are capped at 30% of the shares purchased. If the bonuses you qualify for add up to more than 30%, you will receive 30%.

Footnotes

[1]In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. All perks have no cash value, are non-transferable, and expire as stated. All perk obligations expire no later than two years after the offering's completion. In the event of a merger, acquisition, or sale of the Company or its assets, the Company may substitute perks of comparable value or end unredeemed perks.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Investors are responsible for all travel, lodging, and other related expenses associated with redeeming these perks, unless otherwise expressly stated by the Company.

[2]The Merch Bundle includes a branded glass or mug, a t-shirt, and a hat. The Signature Merch Bundle adds a hoodie and a bag of The Coffee Class coffee. The Reserve Merch Bundle adds a set of Terminal 4 cocktail glasses to the Signature Merch Bundle. Merch items and designs are selected by the Company and may vary by availability.

[3]Terminal 4 Cocktail Experiences are redeemable once, by reservation, during regular service hours within one year of the offering's completion. The stated value applies to food and beverages; gratuity is not included. Guests must be 21 or older.

[4]Investor Wall listings are optional and will be displayed for at least one year at the Company's discretion.

[5]The private Terminal 4 evening has a value of up to $6,000, applied to food and beverages; gratuity is not included. It is available Sunday through Thursday evenings, subject to availability, and is scheduled by mutual agreement with the Company within two years of the offering's completion. Guests must be 21 or older.

[6]The private Rooftop Sunset Event at The Coffee Class Water Street, 37 S Water St, Henderson, NV, is ideal for birthday parties, graduation celebrations, anniversaries, team gatherings, and other special occasions. It has a value of up to $6,000, applied to food and beverages; gratuity is not included. It is available Sunday through Thursday evenings, subject to availability and weather, and is scheduled by mutual agreement with the Company within two years of the offering's completion. Guests must be 21 or older if alcohol is served.

[7]The catering credit of up to $2,500 is redeemable for The Coffee Class catering orders within two years of the offering's completion, subject to scheduling and availability.

[8]Shareholder Cocktail Events are hosted at Terminal 4 from time to time at the Company's discretion. Invitations are extended to Tier 7 investors for events held within two years of the offering's completion. Guests must be 21 or older. Conversations at these events are limited to information the Company has made available to all investors and do not include material nonpublic information.

[9]Investor status cards are digital cards issued through The Coffee Class and Almond & Oat mobile apps. Each investor holds one status level: Investor Ambassador Gold, Ambassador Circle Platinum, Ambassador Circle Titanium or Founder's Circle. Each higher level replaces the level below it, and status levels do not combine. Where a level includes more than one card, the investor receives one card, and the additional cards are issued to guests designated by the investor. The Terminal 4 Investor Card is a separate digital card for Terminal 4 Bar. Card terms begin when the cards are activated following the offering's completion and end no later than two years after the offering's completion.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF NEVADA

FRANCISCO V. AGUILAR
Secretary of State

C. MURPHY HEBERT
Chief Deputy Secretary of State

DEANNA L. REYNOLDS
Deputy Secretary for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Business Entity - Filing Acknowledgement

07/22/2026

Work Order Item Number:	W2026072101793-5354540
Filing Number:	20265913370
Filing Type:	Amended and Restated Articles
Filing Date/Time:	7/21/2026 2:02:00 PM
Filing Page(s):	14

Indexed Entity Information:

Entity ID: E25578862022-3	Entity Name: THE COFFEE CLASS CORPORATION
Entity Status: Active	Expiration Date: None

Non-Commercial Registered Agent

Kyle Cunningham

880 Seven Hills Dr #205, Henderson, NV 89052, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

FVAguilar

FRANCISCO V. AGUILAR
Secretary of State

401 N. Carson Street
Carson City, NV 89701

1 State of Nevada Way
Las Vegas, NV 89119

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the Office of	Business Number E25578862022-3
FVAguilar	Filing Number 20265913370
Secretary of State State Of Nevada	Filed On 7/21/2026 2:02:00 PM
	Number of Pages 14

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:

Name of entity as on file with the Nevada Secretary of State: The Coffee Class Corporation

Entity or Nevada Business Identification Number (NVID): NV20222547454

2. Restated or Amended and Restated Articles: (Select one)

(If amending and restating only, complete section 1,2 3, 5 and 6)

☒ Certificate to Accompany Restated Articles or Amended and Restated Articles

☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: ____
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☒ Amended and Restated Articles

* Restated or Amended and Restated Articles must be included with this filing type.

3. Type of Amendment Filing Being Completed: (Select only one box)

(If amending, complete section 1, 3, 5 and 6.)

☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)

The undersigned declare that they constitute at least two-thirds of the following: (Check only one box) ☐ incorporators ☐ board of directors

The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued

☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 59%

Or ☐ No action by stockholders is required, name change only.

☐ Officer's Statement (foreign qualified entities only) -

Name in home state, if using a modified name in Nevada: ____

Jurisdiction of formation: ____

Changes to takes the following effect:

☐ The entity name has been amended. ☐ Dissolution
☐ The purpose of the entity has been amended. ☐ Merger
☐ The authorized shares have been amended. ☐ Conversion
☐ Other: (specify changes) ____

* Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)	Date: Time: (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: ☐ The entity name has been amended. ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) ☐ The purpose of the entity has been amended. ☒ The authorized shares have been amended. ☐ The directors, managers or general partners have been amended. ☐ IRS tax language has been added. ☒ Articles have been added. ☒ Articles have been deleted. ☐ Other. The articles have been amended as follows: (provide article numbers, if available) to authorize additional common and preferred shares and to establish new... (attach additional page(s) if necessary)
6. Signature: (Required)	X Kyle Cunningham — Authorized Signer Signature of Officer or Authorized Signer — Title X ____________________ — Signature of Officer or Authorized Signer — Title *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

This form must be accompanied by appropriate fees.

CERTIFICATE OF VALIDATION
OF
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
THE COFFEE CLASS CORPORATION

Pursuant to the Nevada Revised Statutes 78.0296

The Coffee Class Corporation, a corporation organized and existing under the laws of the State of Nevada (the "**Company**"), certifies as follows:

1. The noncompliant corporate act (the "**Noncompliant Corporate Act**") that is t

IN WITNESS WHEREOF, the Company has caused this Certificate of Validation to be executed by its duly authorized officer as of this 25 day of June, 2026.

THE COFFEE CLASS CORPORATION

By: box SIGN 46356JQJ-46L9Y7Y8
Name: Kyle Cunningham
Title: President

EXHIBIT A

AMENDED AND RESTATED ARTICLES OF INCORPORATION

[see attached]

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
of
THE COFFEE CLASS CORPORATION

The Coffee Class Corporation, a corporation incorporated under the laws of the State of Nevada on August 18, 2022, hereby amends and restates its Articles of Incorporation (the "Amended and Restated Articles of Incorporation").

The Amended and Restated Articles of Incorporation were approved and adopted by the board of directors (the "Board") of The Coffee Class Corporation on June 25, 2026. Upon the recommendation of the Board, the stockholders of The Coffee Class Corporation holding a majority of the voting power approved and adopted these Amended and Restated Articles of Incorporation on June 25, 2026. As a result, these Amended and Restated Articles of Incorporation were authorized and adopted in accordance with the NRS.

The undersigned officer of The Coffee Class Corporation, hereby certifies as follows:

FIRST: The name of the corporation is The Coffee Class Corporation (the "Corporation"). The original Articles of Incorporation of the Corporation were filed with the Secretary of State of the State of Nevada on the 18th day of August 2022. The Certificate of Amendment to the Articles of Incorporation was filed with the Secretary of State of the State of Nevada on the 26th day of September 2022.

SECOND: These Amended and Restated Articles of Incorporation are being filed with the Nevada Secretary of State in accordance with Sections 78.390 and 78.403 of the NRS.

THIRD: The Corporation's Articles of Incorporation, including the amendment thereto, are amended and restated to read as follows:

ARTICLE I.
NAME OF CORPORATION

The name of the corporation is The Coffee Class Corporation (the "Corporation").

ARTICLE II.
REGISTERED AGENT

The name of the registered agent of the Corporation in the State of Nevada is Kyle Cunningham. The address of the registered agent of the Corporation in the State of Nevada is Kyle Cunningham, 880 Seven Hills Dr. #205, Henderson, NV 89052.

ARTICLE III.
DURATION

The Corporation shall have perpetual existence.

ARTICLE IV.
PURPOSE

The purpose of the Corporation is to engage in any activity within the purposes for which corporations may be incorporated and organized under Chapter 78 of the Nevada Revised Statutes ("NRS"), and to do all other things incidental thereto which are not forbidden by law or by these Amended and Restated Articles of Incorporation.

ARTICLE V.
POWERS

The Corporation has been formed pursuant to Chapter 78 of the NRS. The powers of the Corporation shall be those powers granted under the NRS, including Sections 78.060 and 78.070 thereof. In addition, the Corporation shall have the following specific powers:

(a) to elect or appoint officers and agents of the Corporation and to fix their compensation; (b) to act as an agent for any individual, association, partnership, corporation or other legal entity; (c) to receive, acquire, hold, exercise rights arising out of the ownership or possession of, sell, or otherwise dispose of, shares or other interests in, or obligations of, individuals, associations, partnerships, corporations, governments or other legal entities; (d) to receive, acquire, hold, pledge, transfer, or otherwise dispose of shares of the Corporation in accordance with Chapter 78 of the NRS; and (e) to make gifts or contributions for the public welfare or for charitable, scientific or educational purposes.

ARTICLE VI.
CAPITAL STOCK

Section 1. Authorized Shares. The total number of shares of all classes of stock which the Corporation shall have authority to issue is Six Million Five Hundred Forty Thousand (6,540,000) shares of capital stock, consisting of: (i) Five Million (5,000,000) shares of common stock with a par value of $0.001 per share (the "Common Stock"), (ii) Eight Hundred Forty Thousand (840,000) shares of Class B common stock with a par value of $0.001 per share (the "Class B Common Stock"), and (iii) Seven Hundred Thousand (700,000) shares of preferred stock, with a par value of $0.001 per share (the "Preferred Stock"), all of which are hereby designated as "Class A Preferred Stock".

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Class A Preferred Stock set forth herein.

2. Voting. Except as otherwise provided herein or by applicable law, the holders of the Common Stock shall be entitled to one vote for each share of Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of Class A Preferred Stock or the Class B Common Stock that may be required by the terms of the Amended and Restated Articles of Incorporation (including any certificate of designation)) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

3. Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, Class B Common Stock and Class A Preferred Stock, pro rata, based on the number of shares held by each such holder, treating for this purpose all shares of Class A Preferred Stock as if they had been converted into Class B Common Stock pursuant to the terms of the Amended and Restated Articles of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation.

4. Dividends. Prior to the conversion of all outstanding shares of Class A Preferred Stock into Class B Common Stock pursuant to Sections 5 and 6 hereof, no dividends shall be declared or paid on the Common Stock or the Class B Common Stock unless and until the Preferred Dividend, if any, has been paid in full for the applicable period. Subject to the rights of the holders of Class A Preferred Stock, holders of shares of Common Stock shall be entitled to receive such dividends and distributions and other distributions in cash, stock or property of the Corporation

when, as and if declared thereon by the Board from time to time out of assets or funds of the Corporation legally available therefor. Upon the conversion of all outstanding shares of Class A Preferred Stock into Class B Common Stock pursuant to Sections 5 and 6 hereof, and only if and when declared by the Board, in any fiscal quarter in which the Board declares a dividend, an amount as determined in good faith by the Board, payable in cash, stock or property of the Corporation legally available therefor, shall be allocated for distribution to the holders of Common Stock and Class B Common Stock, pro rata based on the number of shares held by each such holder.

B. CLASS B COMMON STOCK.

1. General. Except as otherwise expressly provided herein, the Class B Common Stock shall have the same rights, powers, privileges and preferences as the Common Stock and shall rank pari passu with the Common Stock in all respects, including with respect to dividends, distributions, voting and liquidation.

2. Voting. Except as otherwise required by law or the Amended and Restated Articles of Incorporation, each holder of Class B Common Stock, as such, is entitled at all meetings of stockholders (and written actions in lieu of meetings) to one vote for each share of Class B Common Stock held by such holder.

3. Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Class B Common Stock shall be entitled to receive distributions on a pro rata basis with the holders of Common Stock, as set forth in Section A.3 above.

4. Special Standing Committee Right. In addition to the rights set forth above, upon and after the conversion of all outstanding shares of Class A Preferred Stock into Class B Common Stock pursuant to Section C.5 below, the holders of Class B Common Stock, voting as a separate class, shall be entitled to designate one (1) member of the Standing Committee (as defined below) in accordance with Section C.4.2 herein.

5. Dividends. The holders of Class B Common Stock shall be entitled to receive dividends and other distributions on a pro rata basis with the holders of Common Stock, as set forth in Section A.4 above.

C. PREFERRED STOCK.

1. The Preferred Stock may be issued in one or more series at such time or times and for such consideration or considerations as the Board may determine. Each series of Preferred Stock shall be so designated as to distinguish the shares thereof from the shares of all other series and classes. Except as otherwise provided in the Amended and Restated Articles of Incorporation, different series of Preferred Stock shall not be construed to constitute different classes of shares for the purpose of voting by classes.

2. The Board is expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more series, each with such designations, preferences, voting powers (or no voting powers), relative, participating, optional or other special rights and privileges and such qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions adopted by the Board to create such series, and a certificate of designation shall be filed in accordance with the NRS. The authority of the Board with respect to each such series shall include, without limitation of the foregoing, the right to provide that the shares of each such series may: (i) have such distinctive designation and consist of such number of shares; (ii) be subject to redemption at such time or times and at such price or prices; (iii) be entitled to the benefit of a retirement or sinking fund for the redemption of such series on such terms and in such amounts; (iv) be entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series of stock; (v) be entitled to such rights upon the voluntary or involuntary liquidation, dissolution or winding up of the affairs, or upon any distribution of the assets of the Corporation in preference to, or in such relation to, any other class or classes or any other series of stock; (vi) be convertible into, or exchangeable for, shares of any other class or classes or any other series of stock at such price or prices or at such rates of exchange and with such adjustments, if any; (vii) be entitled to the benefit of such conditions, limitations or restrictions, if any, on the creation of indebtedness, the issuance of additional shares of such series or shares of any other series of Preferred Stock, the amendment of

the Amended and Restated Articles of Incorporation or the Bylaws, each as amended and then in effect, of the Corporation, the payment of dividends or the making of other distributions on, or the purchase, redemption or other acquisition by the Corporation of, any other class or classes or series of stock, or any other corporate action; or (viii) be entitled to such other preferences, powers (including voting power), qualifications, rights and privileges, all as the Board may deem advisable and as are not inconsistent with law and the provisions of the Amended and Restated Articles of Incorporation.

Pursuant to NRS 78.385 and NRS 78.390, and any successor statutory provisions, the Board is authorized to adopt a resolution to increase, decrease, add, remove or otherwise alter any current or additional classes or series of this Corporation's capital stock by a Board resolution amending these Amended and Restated Articles of Incorporation, in the Board's sole discretion for increases or decreases of any class or series of authorized stock where applicable pursuant to NRS 78.207 and any successor statutory provision. The capital stock of this Corporation shall be non-assessable and shall not be subject to assessment to pay the debts of the Corporation.

3. Dividends. The holders of Class A Preferred Stock shall be entitled to receive, only if and when declared by the Board, in any fiscal quarter commencing on and after July 1, 2025 in which the Board declares a dividend, an amount as determined in good faith by the Board (the "Preferred Dividend"), payable in cash, stock or property of the Corporation legally available therefor, allocated and distributed among such holders equally, identically and ratably on a per share basis. No dividends shall be declared or paid on the Common Stock or the Class B Common Stock unless and until the Preferred Dividend has been paid in full for such period. Following payment of the Preferred Dividend, the Board may, in its discretion, declare and pay additional dividends on the Common Stock, the Class B Common Stock and/or the Class A Preferred Stock from any remaining funds legally available therefor in accordance with these Amended and Restated Articles of Incorporation.

The Preferred Dividend shall terminate upon the conversion of all outstanding shares of Class A Preferred Stock into Class B Common Stock pursuant to Section 5. For the avoidance of doubt, any shares of Class A Preferred Stock that are converted into Class B Common Stock shall cease to be entitled to the Preferred Dividend from and after the effective time of such conversion.

4. Voting.

4.1 General. Except as otherwise required by law or the Amended and Restated Articles of Incorporation, each holder of Class A Preferred Stock, as such, is entitled at all meetings of stockholders (and written actions in lieu of meetings) to one (1) vote for each share of Class A Preferred Stock held by such holder.

4.2. Standing Committee. The Corporation shall maintain a committee of the Board (the "Standing Committee") consisting of at least two (2) members, at least one (1) of whom shall be a member of the Board. The holders of record of the shares of Class A Preferred Stock, exclusively and as a separate class, shall be entitled to designate one (1) member of the Standing Committee (the "Class A Preferred Stock Committee Member"). The Board shall take all necessary action to appoint such designee to the Standing Committee and to maintain such designee as a member thereof. The right of the holders of Class A Preferred Stock to designate the Class A Preferred Stock Committee Member shall terminate upon the conversion of all outstanding shares of Class A Preferred Stock into Class B Common Stock pursuant to Section 5. Upon such conversion, the Class A Preferred Stock Committee Member seat shall automatically convert into a seat on the Standing Committee to be filled by a member designated and elected by the holders of Class B Common Stock, voting exclusively and as a separate class.

5. Conversion.

5.1 Mandatory Conversion.

5.1.1 General. Each share of Class A Preferred Stock shall automatically convert into shares of Class B Common Stock, without any action by the holder thereof, on July 1, 2028 (the "Mandatory Conversion Date"). Upon such conversion, each share of Class A Preferred Stock shall automatically be exchanged for shares of Class B Common Stock, such that each one (1) share of Class A Preferred Stock shall be exchanged for one and two-tenths (1.2) shares of Class B Common Stock. Such ratio is herein referred to as the "Conversion Ratio."

5.1.2 Procedural Requirements. All holders of record of shares of Class A Preferred Stock that will automatically convert pursuant to Subsection 5.1.1 shall be sent written notice of the conversion pursuant to this Subsection 5.1.2. Such notice need not be sent in advance of the Mandatory Conversion Date. Upon receipt of such notice, each holder of shares of Class A Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the office of the transfer agent for the Class A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Class A Preferred Stock converted pursuant to Subsection 5.1.1, including the rights, if any, to receive notices and vote (other than as a holder of Class B Common Stock), will terminate upon the Mandatory Conversion Date (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.1.2. As soon as practicable after the Mandatory Conversion Date and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Class A Preferred Stock, the Corporation shall (i) cause its transfer agent to reflect on its books and records the issuance to such holder of Class A Preferred Stock, or to his, her or its nominees, of the number of full shares of Class B Common Stock issuable upon such conversion in book-entry form in accordance with the provisions hereof and, if applicable, evidence in book-entry form of the number (if any) of the shares of Class A Preferred Stock that were not converted into Class B Common Stock, and (ii) pay all previously declared but unpaid Preferred Dividends on the shares of Class A Preferred Stock converted. Such converted Class A Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Class A Preferred Stock accordingly.

5.2 Optional Conversion.

5.2.1 General. Each holder of Class A Preferred Stock shall have the right, at such holder's option, to convert all or any portion of such holder's shares of Class A Preferred Stock into shares of Class B Common Stock at the Conversion Ratio upon the occurrence of any of the following events:

(a) the consummation of any transaction or series of related transactions involving (i) a sale, lease or other disposition of all or substantially all of the Corporation's assets and property, (ii) the dissolution, liquidation or winding up of the Corporation, (iii) an acquisition by a third party of a controlling interest in the Corporation, or (iv) a merger or consolidation of the Corporation with another entity resulting in the termination of the Corporation's corporate existence; or

(b) the written request of such holder, delivered to the Corporation with at least thirty (30) days' prior written notice.

5.2.2 Procedural Requirements. In order for a holder of Class A Preferred Stock to voluntarily convert shares of Class A Preferred Stock into shares of Class B Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Class A Preferred

Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Class A Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Class A Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Class A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Class B Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "Optional Conversion Time"), and the shares of Class B Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Optional Conversion Time (i) cause its transfer agent to reflect on its books and records the issuance to such holder of Class A Preferred Stock, or to his, her or its nominees, of the number of full shares of Class B Common Stock issuable upon such conversion in book-entry form in accordance with the provisions hereof and, if applicable, evidence in book-entry form of the number (if any) of the shares of Class A Preferred Stock that were not converted into Class B Common Stock, and (ii) pay all previously declared but unpaid Preferred Dividends on the shares of Class A Preferred Stock converted. Such converted Class A Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Class A Preferred Stock accordingly.

5.3 Reservation of Shares. The Corporation shall at all times when the Class A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Class A Preferred Stock, such number of its duly authorized shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Class A Preferred Stock; and if at any time the number of authorized but unissued shares of Class B Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Class A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Articles of Incorporation.

6. Waiver. Except as otherwise expressly provided herein or required by applicable law, any waiver, amendment, modification or termination of any of the rights, powers, preferences or other terms of the Class A Preferred Stock set forth herein shall require the prior written consent of the holder of the shares of Class A Preferred Stock against whom such waiver, amendment, modification or termination is to be enforced.

7. Notices. Any notice required or permitted by the provisions of this Article VI to be given to a holder of shares of Class A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the NRS, and shall be deemed sent upon such mailing or electronic transmission.

Section 2. Consideration for Shares. Shares of capital stock shall be issued for such consideration as shall be fixed from time to time by the Board. In the absence of fraud, the judgment of the Board as to the value of any property or services received in full or partial payment for shares of capital stock shall be conclusive. When shares of capital stock are issued upon payment of the consideration fixed by the Board, such shares shall be taken to be fully paid and non-assessable stock.

Section 3. Stock Rights and Options. The Corporation shall have the power to create and issue rights, warrants or options entitling the holders thereof to purchase from the Corporation any shares of its capital stock of any class or classes, upon such terms and conditions and at such time and prices as the Board or a committee thereof may approve,

which terms and conditions shall be incorporated in an instrument or instruments evidencing such rights, warrants or options. In the absence of fraud, the judgment of the Board or a committee thereof as to the adequacy of consideration for the issuance of such rights, warrants or options and the sufficiency thereof shall be conclusive.

Section 4. No Additional Rights. No holder of shares of capital stock of any class shall be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.

ARTICLE VII.
BOARD OF DIRECTORS

The number of directors of the Corporation shall be as determined from time to time pursuant to the provisions of the Corporation's Bylaws, except that at no time shall there be less than one director. Unless and except to the extent that the Bylaws of the Corporation, as amended, shall so require, the election of the Directors of the Corporation need not be by written ballot.

ARTICLE VIII.
PLACE OF MEETINGS; CORPORATE BOOKS

Subject to the laws of the state of Nevada, the stockholders and the Board shall have power to hold their meetings and to maintain the books of the Corporation outside the state of Nevada, at such place or places as may from time to time be designated in the Corporation's Bylaws or by appropriate resolution.

ARTICLE IX.
LIMITED LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

To the fullest extent permitted under the NRS, as amended from time to time, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any act or omission as a director or officer, provided that this provision shall not eliminate or limit the liability of a director or officer for any breach of the director or officer's fiduciary duty to the Corporation or its stockholders, which breach involves intentional misconduct, fraud or a knowing violation of law. The Corporation may indemnify each director and officer for expenses incurred, including attorneys' fees, in connection with their good faith acts if such person reasonably believed such acts were in and not opposed to the best interests of the Corporation, and for acts for which the person had no reason to believe his or her conduct was unlawful. The Corporation shall pay advancements of expenses in advance of the final disposition of a civil or criminal action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount even if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation.

If the NRS is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended. Any amendment, repeal or modification of this Article IX shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, repeal or modification.

The provisions of this Article XI are continuing and shall inure to the benefit of the directors and officers of the Corporation and their heirs, executors and administrators.

ARTICLE X.
AMENDMENT OF ARTICLES

The provisions of these Amended and Restated Articles of Incorporation may be amended, altered or repealed from time to time to the extent and in the manner prescribed by the laws of the state of Nevada, and additional provisions authorized by such laws as are then in force may be added. All rights herein conferred on the directors, officers and stockholders are granted subject to this reservation.

ARTICLE XI.
TRANSACTIONS WITH STOCKHOLDERS, DIRECTORS AND OFFICERS; RESTRICTIONS ON CONTROL SHARES

Section 1. Combinations With Interested Stockholders. The Corporation elects not to be governed by the provisions of Section 78.411 through Section 78.444, inclusive, of the NRS, relating to combinations with interested stockholders and any and all successor statutes.

Section 2. Transactions with Interested Directors or Officers. Except as forbidden by law or by these Amended and Restated Articles of Incorporation, no transaction of the Corporation with any other person, firm or corporation, or in which the Corporation is interested, will be affected or invalidated by the fact that the common directorship, office or financial interest is not known to the director or officer at the time the transaction is brought before the Board for action, so long as the transaction is duly approved.

Section 3. Acquisition of Controlling Interest. The Corporation elects not to be governed by the provisions of Section 78.378 through Section 78.3793, inclusive, of the NRS, restricting the ability of control shareholders to vote their shares under certain circumstances and any and all successor statutes.

FOURTH: The vote by which the stockholders holding shares in the Corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation, have voted in favor of this Amended and Restated Articles of Incorporation.

IN WITNESS WHEREOF, the undersigned authorized officer of the Corporation has executed these A mended and Restated Articles of Incorporation, certifying that the facts herein stated are true, this 25th day of June, 2026.

By: /s/ Kyle Cunningham
Name: Kyle Cunningham
Title: President

Attachment to Section 5
of
Certificate to Accompany Amended and Restated Articles
of
The Coffee Class Corporation

Information Being Changed:

…classes of common and preferred shares, including the rights, privileges, preferences, limitations, and restrictions pertaining to each class. The total number of authorized shares of the Corporation is 6,540,000 shares of capital stock, consisting of 5,840,000 shares of common stock with a par value of $0.001 per share, and 700,000 shares of preferred stock with a par value of $0.001 per share.